
08002047

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME QRx Pharma Limited

*CURRENT ADDRESS Suite 4.01
35 Lime Street
Sydney NSW 2000

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 35179 FISCAL YEAR 6/30/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 2G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 2G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: EBS
DATE: 4/22/08

QRx Pharma

ANNUAL REPORT 2007


QRx
PAIN THERAPY
PRODUCT OVERVIEW


MORPHINE
Q8003IR IMMEDIATE RELEASE FOR ACUTE/ CHRONIC PAIN
Q8011CR SUSTAINED RELEASE FOR CHRONIC PAIN
OXYCODONE

## QRXPHARMA'S DUAL OPIOID FORMULATION HAS BEEN SHOWN TO PROVIDE ANALGESIC SYNERGY FOR PAIN RELIEF WHILST REDUCING THE SEVERITY OF SIDE EFFECTS

The QRxPharma Limited Annual General Meeting will be held on 2 November 2007 at Four Points Hotel, 161 Sussex Street, Sydney, commencing at 10.00am

QRxPharma Limited
ABN 16 102 254 151



# QRXPHARMA IS A CLINICAL-STAGE SPECIALTY PHARMACEUTICAL COMPANY WITH A CORE FOCUS ON THE DEVELOPMENT AND COMMERCIALISATION OF THERAPIES FOR PAIN MANAGEMENT AND CHRONIC CENTRAL NERVOUS SYSTEM DISORDERS

The Company's lead products comprise a patented combination of existing drugs, with a well defined path to regulatory approval and sales. QRxPharma's lead drug compound, Q8003IR, is intended to begin Phase III clinical trials in 2007. The Company's preclinical and clinical pipeline includes other technologies in the fields of neurodegenerative disease and venomics.

Contents:





# COMBINING THE UNIQUE PROPERTIES OF MARKETED DRUGS WITH THE PRACTICAL APPLICATION OF MEDICALLY RELEVANT SCIENCE AND THE COMPANY'S PROPRIETARY TECHNOLOGIES, QRXPHARMA'S PRODUCT PORTFOLIO OF LATE AND EARLY STAGE CLINICAL CANDIDATES OFFER REDUCED RISK OF CLINICAL FAILURE, ABBREVIATED DEVELOPMENT PATHS, IMPROVED SAFETY AND PATIENT OUTCOMES

**Dear Shareholder,**

In May 2007, shares in QRxPharma began trading on the Australian Securities Exchange (ASX) following a successful Initial Public Offering (IPO). The offering raised $50 million, creating a public company capitalised at $150 million at the time of listing.

QRxPharma is a clinical-stage specialty pharmaceutical company with a primary focus on the development and commercialisation of products in the fields of pain management and central nervous system (CNS) disorders. Our portfolio of patented products offers new and unique applications of existing drugs that serve large markets, and will be supported by a highly targeted sales force tailored to call on high prescribing physician specialists. Our dual opioids, as well as repositioned drugs for treating neurodegenerative diseases, epitomise the merits of this business model.

The majority of our resources are focused on commercialising Q8003IR, the immediate release formulation of our dual opioid product for the treatment of moderate to severe pain. As foreshadowed in the IPO Prospectus, we are setting the stage for initiating our Phase III development program for Q8003IR before the end of this calendar year. This is a complex process requiring: the establishment of manufacturing capability; refinement of clinical trial protocols; selection of Clinical Research Organisations (CROs) to conduct studies; and completion of regulatory filings with the United States Food and Drug Administration (FDA).

After further extensive market analysis, meetings with pain physicians, FDA experts and our Science Advisory Board, the Board has decided to broaden the Company's reach in the treatment of moderate to severe pain by emphasising Q8003IR development primarily in the acute pain market, with chronic pain as a secondary opportunity, and focusing our second dual opioid, the controlled release product Q8011CR, on the chronic pain market. By taking this approach, we are well positioned to take advantage of the significant prescription volume that exists in both the acute and chronic pain segments. Furthermore, by concentrating our Q8003IR development efforts on acute pain, we can more fully leverage the pharmaceutical advantages of this immediate release formulation and bring it to market with reduced development expense. We remain committed to initiating our Q8003IR Phase III development program in late 2007 and product commercialisation by 2010.

QRxPharma's Q8011CR is scheduled to complete Phase I clinical trials by mid 2008. This product specifically addresses the chronic



pain market, via an extended release formulation designed to provide twelve hours of pain relief, with an abuse prevention component incorporated into the final product. In short, Q8003IR and Q8011CR are complementary products that together cover both acute and chronic pain markets in a way that will give the prescribing physician more choices in managing moderate to severe pain.

We are also pleased with progress in our Torsin program and the sponsored research at the University of Alabama (UA) which is directed at re-engineering existing drug therapies for new clinical applications, which include the treatment of dystonia, Parkinson's disease and other neurological disorders. Recognising the value of research in the Caldwell Laboratory at UA, organisations, such as the Michael J. Fox Foundation and the Dystonia Medical Research Foundation, have provided further support to accelerate our efforts to bring this research into clinical trials.

A hallmark of a successful company is the quality and experience of the people who run it. Complementing John Holaday's leadership as Managing Director and CEO is Doug Saltel, who serves as our Chief Operating Officer. Doug has over 20 years of experience as a senior executive in major pharmaceutical companies. Warren Stern also enjoys a well-earned reputation as a premier pain researcher; he serves as our Executive Vice President for Drug Development. Chris Campbell, our CFO, has two decades of experience with major accounting firms and as CFO of publicly traded companies. We are rounding out our new management team with competent individuals who are veterans of clinical and commercial development in the pharmaceutical industry.

Our commitment is that we will continue to focus on creating value for shareholders by working to bring new drugs to market for the relief of suffering through more effective treatment of pain and CNS diseases.

Yours sincerely,

Peter C Farrell
Chairman

A HALLMARK OF A SUCCESSFUL COMPANY IS THE QUALITY AND EXPERIENCE OF THE PEOPLE WHO RUN IT

# OUR BOARD AND MANAGEMENT TEAM HAVE A PROVEN TRACK RECORD OF FINANCING AND GROWING COMPANIES THAT BUILD AND SUSTAIN SHAREHOLDER VALUE

## About QRxPharma Limited

QRxPharma is a clinical-stage specialty pharmaceutical company focused on the development and commercialisation of therapies for the treatment of moderate to severe pain and disorders of the central nervous system (CNS). The Company was founded in 2002 by Dr Gary Pace and Dr Felix de la Iglesia through an association with the University of Queensland, and has been backed by private equity and venture capital funding through to the completion of an Initial Public Offering (IPO) in May 2007.

Our portfolio of patented products features new uses for existing drugs in large markets that are serviced by a relatively small sales force tailored to call on high prescribing physician specialists. This allows us to be more efficient in the marketplace. Furthermore, since our portfolio of patented clinical-stage products is comprised of known drugs, the path from discovery to the marketplace is faster, less expensive and less risky than the development of new chemical entities.

Despite the fact that it has been over 200 years since morphine was first purified from the opium poppy, the quest for better opioid molecules has failed to deliver pain relief without severe side effects. Although currently marketed opioid drugs, such as morphine and oxycodone, are the mainstays of treatment for moderate to severe pain, their use is severely limited by side effects such as nausea, sedation, constipation and respiratory depression.

QRxPharma's most advanced asset is a "dual opioid" drug, Q8003IR, an immediate release formulation of morphine and oxycodone for the treatment of moderate to severe pain. The dual opioid product was discovered by Dr Maree Smith at the University of Queensland. Specifically, Dr Smith provided evidence that the opioid oxycodone acts through a different set of neural receptors than other opioids, such as morphine, and when these two different types of opioid drugs are given at the same time there is analgesic synergy with a resulting decrease in side effects. This observation has been borne out in six clinical studies to date, and we are poised to initiate our Phase III program for Q8003IR before the end of 2007.

QRxPharma's second dual opioid, Q8011CR, is on track to complete Phase I clinical trials by mid 2008. This controlled release drug targets the chronic pain market via a formulation tailored to provide twelve hours of pain relief, with abuse prevention technology incorporated into the final product.

In summary, Q8003IR and Q8011CR are complementary products that together, will provide significant clinical benefits that span both the acute and chronic pain markets, giving the prescribing physician attractive new treatment options to manage moderate to severe pain.

IT HAS BEEN MORE THAN 200 YEARS SINCE MORPHINE WAS FIRST PURIFIED FROM THE OPIUM POPPY. TODAY, THE QUEST FOR FINDING BETTER OPIOID MOLECULES HAS YET TO DELIVER GREATER PAIN RELIEF WITHOUT SEVERE SIDE EFFECTS ...UNTIL NOW



SEVERE PAIN
Strong Opioids
Non-Steroidal Anti-Inflammatories
Other
MODERATE PAIN
Weak Opioids
Non-Steroidal Anti-Inflammatories
Other
MILD PAIN
Non-Steroidal Anti-Inflammatories
Other


PAIN RELIEF LADDER

Source: World Health Organisation

## Worldwide Pain Therapy Market

Pain is defined as an unpleasant sensory experience associated with actual or potential tissue damage. In 2004, a report by Jain PharmaBiotech estimated that the worldwide market for pain management drugs would total approximately US$50 billion in 2005, an average annual rate of growth of 10% per annum since 2002. Furthermore, Jain estimated that the worldwide market value of pain therapies will have grown to US$75 billion by 2010.

Growth in the market for pain drugs is driven by a number of factors, including:

- demographic change, such as an ageing population;
- increased awareness of the medical and economic need to treat pain by regulators, patients and physicians;
- integration of pain management across physician specialties and a growing number of specialty clinics for the treatment of pain; and
- medical advances increasing survival for patients with long-term illnesses, and allowing for conditions, such as cancer and lower back pain, to be treated surgically, increasing pain drug usage in post-surgical settings.

## Positioning of QRxPharma

We believe the clinical breakthrough that underpins QRxPharma's commercial prospects is that our dual opioid formulation achieves pain relief at materially lower doses of active ingredient than other existing opioid drugs and, therefore, also results in significantly lower side effects and a lower associated risk profile.

The market for treatment of moderate to severe pain with opioids is commonly classified as a "specialty pharmaceutical" market, and is served by a number of pharmaceutical firms in the pain therapy area.

The focus of QRxPharma's lead products is the market for moderate to severe pain. Common conditions that are treated with drugs of this type are arthritis, cancer, post-surgical pain and back pain. QRxPharma conducted Phase II trials for its dual opioid on patients experiencing pain as a result of some of these conditions. As a result of successful outcomes from earlier studies, QRxPharma has now been cleared by the FDA to conduct Phase III trials on patients with moderate to severe pain.

Once QRxPharma's Q8003IR and Q8011CR formulations are in the marketplace, anticipated as early as 2010 for Q8003IR, we are confident that barriers to entry will afford the Company an extensive period of exclusivity. These include worldwide patents, with extensions anticipated to provide coverage well into the 2020s, competitive pricing that will be attractive to reimbursers and strong regulatory hurdles that work in our favour. Opioid drugs are highly regulated by authorities such as the Food and Drug Administration (FDA) and the Drug Enforcement Agency (DEA) in the US, and the Therapeutic Goods Administration (TGA) in Australia. Further, opioid drug products sold in the US have to be manufactured in the US.

## Defining the Target Opioid Market for QRxPharma

The global market for pain therapies is large and well defined, particularly in the regulated and closely monitored market for moderate to severe pain that QRxPharma is targeting.

The market for opioids can be segmented into drugs that have a fast onset of action, but relatively short duration of effect (immediate release or "IR"), and drugs that provide pain relief over an extended period of time (controlled or extended release, "CR" or "ER") and which require less frequent dosing than the IR products. Q8003IR is an immediate release drug and Q8011CR is a controlled release drug.

The first target market for QRxPharma's pain therapy drugs is the US. This is the largest and most commercially attractive market for pain drugs in the world. The total market value of prescription opioid sales in the US was US$6.6 billion in 2005, just over 70% of the global total. The opioid market in the US has grown on average by 13% each year since 2001.

**FOCUSED BUSINESS STRATEGY TARGETING SPECIALIST-DRIVEN SECTORS WITH SIGNIFICANT OPPORTUNITIES FOR DIRECT COMMERCIALISATION IN THE UNITED STATES AND POTENTIAL FOR STRATEGIC PARTNERSHIPS ABROAD**

# THE FIRST MARKET FOR QRXPHARMA IS THE UNITED STATES, WHICH REPRESENTS THE LARGEST AND MOST COMMERCIALLY ATTRACTIVE PAIN MANAGEMENT TARGETS IN THE WORLD

We intend to follow US regulatory approval with approvals for sales and marketing of QRxPharma's drugs in Europe, Australia and other markets. These non-US markets will likely be addressed through strategic regional alliances between QRxPharma and other companies throughout the world.

## Neurodegenerative Diseases

Despite advances in molecular biology and targeted drug development, existing analgesics are limited by their side effects, and there are no cures for diseases of the brain such as Parkinson's disease, Alzheimer's disease, dystonias and other neurodegenerative disorders. QRxPharma owns licences to technology targeting the causes of movement disorders in patients with dystonia and Parkinson's disease.

Dystonia (literally, "abnormal muscle tone") is a term used to describe a movement disorder involving involuntary, sustained muscle contractions. Parkinson's disease is a degenerative disorder of the central nervous system. Both progressively impair the sufferer's motor skills and speech and together are the most common movement disorders in the developed world (affecting an estimated 800,000 people in North America, and at least 90,000 people in Australia). At present, there are no known therapies that arrest the progression of these diseases.

During the past decade, it was discovered that a gene (DYT-1) and the protein it encodes, called "Torsin", are critical for normal cellular function in the brain. Torsin is a "chaperone protein" that prevents mutations of proteins that cause neurological disorders such as dystonia and Parkinson's disease. The core Torsin technology licensed by QRxPharma was developed at the University of Alabama in the US, where scientists demonstrated that a known and already approved drug appears to activate the Torsin system, preventing mutations in other proteins and improving movement disorders in preclinical models of these diseases. Preliminary anecdotal clinical observations with patients suffering from dystonia also support these findings.

QRxPharma intends to co-develop this research in a Phase II study coordinated through the University of Alabama. It is believed that investigators at the Beth Israel Medical Center in New York City will agree to host clinical studies, and the Dystonia Medical Research Foundation will agree to collaborate on the trial, which should be completed during 2008.

## Venomics

QRxPharma also has a unique therapeutic drug discovery platform focusing on pain relief and blood coagulation products derived from components of Australian snake venoms. This combines the work of researchers at the University of Queensland and the Queensland Institute for Medical Research.

## Review of Operations and Activities

On 25 May 2007, the Company was listed on the Australian Securities Exchange (ASX) following the completion of a fully underwritten IPO which raised $50 million (before listing costs) via the issue of 25,000,000 ordinary shares at $2.00 each. The total issued capital on listing was 75,000,000 ordinary shares, with market capitalisation (at $2.00 per share) of $150 million.

The funds raised through the IPO are to fund QRxPharma's pipeline of pharmaceuticals. Specifically, the Offer will fund the Phase III clinical trials and submission of a New Drug Application (NDA) for approval by the FDA to sell and market Q8003IR in the US.

Similarly, as QRxPharma undertakes its Phase III trials for Q8003IR it will also progress the clinical program for its controlled release dual opioid Q8011CR. The goal of this program will be to position Q8011CR with a shortened path to sale and marketing approval in view of a successful approval for Q8003IR. QRxPharma will also selectively continue research and development relating to its other clinical and preclinical-stage pipeline. In the short term, it is intended that the majority of preclinical research will be co-funded through ongoing government grants that will be sought in Australia, and through sponsored research agreements in the US.

## THE GLOBAL PAIN MANAGEMENT MARKET IS LARGE AND WELL DEFINED, PARTICULARLY IN THE CLOSELY MONITORED MODERATE TO SEVERE PAIN SECTOR

Since our IPO, we have made significant progress in the complex process of drug development for Q8003IR and Q8011CR by exploring manufacturing options, refining clinical trial protocols, selecting Clinical Research Organisations (CROs) to conduct studies and submitting regulatory filings with the FDA.

Early assessment of the market opportunity for Q8003IR revealed that chronic lower back pain should be our initial clinical target. As a result of further market analysis, and following extensive additional dialogue with pain physicians, FDA experts, as well as our Science Advisory Board, we have determined to refocus Q8003IR to capture the value of this fast-acting dual opioid formulation by addressing the acute pain market. This approach provides the opportunity to shorten the time-to-market, reduce the product's development costs and minimise regulatory hurdles, while keeping our commitment to initiate our Phase III program in 2007 as well as achieve commercialisation by 2010.

QRxPharma's US subsidiary has made initial payments under the terms of a five-year collaborative research and licensing Agreement with the University of Alabama (UA) as part of our Torsin program. The QRxPharma-sponsored research program, to be conducted at UA's Caldwell Laboratory and supported in part through grants from the Michael J. Fox Foundation for Parkinson's Research, and the Dystonia Medical Research Foundation, is directed towards the development of novel treatments for neurodegenerative diseases, including dystonia and Parkinson's disease. Results from these studies are exclusively licensed to QRxPharma. Preclinical work conducted to date at UA has already resulted in the discovery that certain existing drugs, apart from their known effects, also activate cellular mechanisms to prevent the progression of these diseases. It is anticipated that clinical trials will be initiated within the next year.

Significant steps have been taken to build an experienced and high quality management team to support Dr John Holaday in his role as Managing Director and CEO. Doug Saltel has been appointed Chief Operating Officer and brings to QRxPharma over 20 years of experience as a senior executive in major pharmaceutical companies. Executive Vice President for Drug Development, Dr Warren Stern, commands an international reputation as one of the premier pain researchers. Chris Campbell, Chief Financial Officer, has extensive finance and accounting experience, a large part of it in the publicly traded company arena. We are continuing to make senior appointments to round out our management team, with the emphasis on exceptional individuals who are veterans of clinical and commercial development in the pharmaceutical industry.

The Company's global Scientific Advisory Board (SAB) comprises internationally recognised leaders in the fields of pain therapy, central nervous system drug discovery, pharmaceutical commercialisation, regulatory approvals and product commercialisation. Dr Solomon Snyder, Chairman of the SAB, discovered the opioid receptor and has received numerous honors and awards, including the (US) National Medal of Science in 2003. Other SAB members include Drs Michael Cousins, Robert Lenox, Anthony Sinskey, Guy Caldwell, Horace Loh and Felix de la Iglesia.

The Company recorded a loss after income tax for the year ended 30 June 2007 of $0.4 million (2006: loss of $3.5 million). This outcome is in line with the Company's expectations and reflects QRxPharma's efforts to conserve cash, minimising spending on research and development, ahead of the Company's IPO and listing.

BY RE-ENGINEERING MARKETED DRUGS TO ENHANCE AND EXPAND THEIR CLINICAL UTILITY, WE ARE CREATING NEW TREATMENT PARADIGMS FOR PATIENTS AND COMMERCIALISATION VALUE FOR INVESTORS

# CLINICAL TRIAL DATA HAS SHOWN DUAL OPIOID PRODUCTS TO PROVIDE SIGNIFICANT PAIN RELIEF AT LOWER DOSES WITH FEWER SIDE EFFECTS.

The funds raised at the IPO leave the Company free of financial debt as at 30 June 2007 and with cash assets and short-term investments of $46.2 million to fund future operations.

We have structured and funded QRxPharma to achieve US FDA approval of our NDA for Q8003IR by 2009, and product launch in 2010. This represents a major inflection point in valuation, and the successful achievement of the NDA approval milestone will offer opportunities for funding future growth through additional offerings of shares, or strategic partnering, at a significant premium to the IPO share price.



MORPHINE (100%)
DUAL OPIOID PRODUCT 1 (51%)
% OF MORPHINE DOSE BY WEIGHT
100
80
60
40
20
0
MORPHINE (100%)
DUAL OPIOID PRODUCT 2 (51%)
% OF MORPHINE DOSE BY WEIGHT
100
80
60
40
20
0


## Outlook

Overall, the Company is very pleased with progress to date. We will continue to focus on realising the commercial potential of our dual opioid products and on ensuring that existing planned timelines are met. The next stage of clinical trials, for both the Q8003IR and Q8011CR products, is expected to commence during the 2008 financial year. As this process progresses, and as we complete our planned management appointments, reported losses will increase. The Company is comfortable, however, that IPO proceeds are adequate to fully fund the clinical trial process for Q8003IR, as outlined in the Prospectus.

We remain confident that our business plan will create long-term value for shareholders as we bring new drugs into the market for the treatment of pain and central nervous system diseases.

Yours sincerely,

**John W Holaday**
Managing Director and Chief Executive Officer

RESULTS FROM THESE STUDIES ARE EXCLUSIVELY LICENSED TO QRXPHARMA

Your directors present their report on the consolidated entity (referred to hereafter as the Group) consisting of QRxPharma Limited (referred to hereafter as the Company) and the entities it controlled at the end of, or during, the year ended 30 June 2007.



## DIRECTORS

The following persons were directors of QRxPharma Limited during the whole of the financial year and up to the date of this report:

- Gary W Pace
- Michael A Quinn

The following directors were appointed on 27 April 2007 and continue in office at the date of this report:



- Peter C Farrell
- John W Holaday
- R Peter Campbell



David Stack, Michael S Hirshorn, George Savage and David A Henderson were directors from the beginning of the financial year until their resignation on 27 April 2007.



## PRINCIPAL ACTIVITIES

During the year the principal continuing activities of the Group consisted of the development and commercialisation of biopharmaceutical products based on Australian research, targeting the US market.



## DIVIDENDS – QRXPHARMA LIMITED

No dividends were paid or declared since the start of the financial year (2006: $nil).

## REVIEW OF OPERATIONS

The consolidated entity has made a loss from ordinary activities after income tax for the year of $405,300 (2006: loss of $3,510,503).



Information on the operations and financial position of the Group and its business strategies and prospects is set out in the business review on pages 4 to 8 of this annual report.



## LOSS PER SHARE



| | 2007 CENTS | 2006 CENTS |
|---|---|---|
| a) Basic loss per share | | |
| Loss from continuing operations attributable to the ordinary equity holders of the company | **(2.8)** | (45.4) |
| b) Diluted loss per share | | |
| Loss from continuing operations attributable to the ordinary equity holders of the company | **(2.8)** | (45.4) |



## SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the Group during the financial year were as follows:

| | 2007 $ |
|---|---|
| a) An increase in contributed equity of $79,262,873 (from $669,968 to $79,932,841) as a result of: | |
| Exercise of options | 120,496 |
| Issue of shares | 1,912,500 |
| Conversion of Convertible notes Series A and Series B and associated warrants | 6,067,479 |
| Conversion of Preferred Series A shares | 9,898,216 |
| Share issue to acquire subsidiary | 15,000,000 |
| Issue of 25,000,000 fully paid ordinary shares @ $2.00 each under the initial public offering (IPO) completed on 25 May 2007 in conjunction with the admission of QRxPharma Limited on the Australian Securities Exchange. | 50,000,000 |
| | 82,998,691 |
| Less: Transaction costs arising on share issues | (3,735,818) |
| Net increase in share capital | 79,262,873 |

b) Prior to completion of the IPO the holders of convertible notes and associated warrants converted these borrowings to preferred A series shares. $1.5 million was received through the exercise of these warrants.

c) Following (b) above and also prior to completion of the IPO, holders of preferred A series shares converted these borrowing to ordinary shares resulting in the net issue of 32.2 million ordinary shares.

d) The Group acquired 100% of the equity of CNS Co, Inc. on 26 April 2007 for consideration equivalent to 10% of the post IPO ordinary capital of the Company.

## USE OF FUNDS

Funds spent since the IPO have been spent in accordance with the Prospectus dated 27 April 2007 with the exception of the cost of foreign exchange put options of $1.1 million to hedge AUD $31 million at an exchange rate between Australian dollars and US dollars of AUD $1.00 to US $0.8181. The Prospectus assumed an exchange rate between Australian Dollars and US dollars of AUD $1.00 to US $0.78.

It is expected that the Group will spend at least $31 million over the next 2 years to fulfil research and development expenditure associated with clinical trials to be conducted in the United States of America (US) and this hedging ensures that the business case is protected and that the Company can enjoy further upsides in the appreciation of the Australian dollar against the US dollar.

## MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR



No matter or circumstance has arisen since 30 June 2007 that has significantly affected, or may significantly affect:

- the Group's operations in future financial years, or
- the results of those operations in future financial years, or
- the Group's state of affairs in future financial years.



## LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Information on likely developments in the operations of the Group and the expected results of operations have not been included in this annual report because the directors believe it would be likely to result in unreasonable prejudice to the Group.

## ENVIRONMENTAL REGULATION

There are no particular and significant environmental regulations under a law of the Commonwealth or of a State or Territory of Australia affecting the Group.

## INFORMATION ON DIRECTORS

### Peter C Farrell PhD, ScD, AM
### Non-executive Chairman

**Experience and expertise**
Dr Farrell has over 30 years executive and consulting experience in the medical device industry.

Dr Farrell is a Fellow of several professional bodies, including the Australian Institutes of Management and Company Directors. He is the Vice Chair of the Executive Council of the Division of Sleep Medicine at Harvard Medical School, he serves on the Board of Trustees of UCSD and is on the Health Sciences Advisory Board of the Dean of Medicine and the Advisory Board of UCSD's Jacobs School of Engineering. Dr Farrell is also a Visiting Professor at the University of New South Wales Graduate School for Biomedical Engineering, of which he was founding Director in 1978.

In 1994, the Australian Institution of Engineers awarded Dr Farrell the honour of National Professional Engineer of the Year and, in 1997, he received the David Dewhurst Award (Biomedical Engineer of the Year) from the same institution. He was also named San Diego Entrepreneur of the Year for Health Sciences in 1998, Australian Entrepreneur of the Year for 2001, and US National Entrepreneur of the Year for Health Sciences for 2005. Dr Farrell was admitted to membership of the Order of Australia in 2004. He holds Bachelors and Masters degrees in chemical engineering from the University of Sydney and the Massachusetts Institute of Technology (MIT) respectively, a PhD in bioengineering from the University of Washington in Seattle, and a ScD from the University of New South Wales for research related to dialysis and renal medicine.

**Other current directorships**
Dr Farrell is the Chairman and Chief Executive Officer of ResMed Inc (ASX and NYSE: RMD), which he founded in 1989. He is also a Director of Pharmaxis Limited (ASX: PXS) (director since March 2006) and Nuvasive Inc (NASDAQ: NUVA) (director since January 2005) serving on the nominations and governance committees.

**Former directorships in last 3 years**
Nil

**Special responsibilities**
Chairman of the Board
Chairman of nominations committee
Chairman of remuneration committee

**Interests in shares and options**
1,145,540 ordinary shares and 604,089 options over ordinary shares.

### John W Holaday PhD
### Managing Director and Chief Executive Officer

**Experience and expertise**
Dr Holaday brings four decades of experience as a scientist, founder and executive manager of biotechnology and biopharmaceutical companies, and as a banker. Dr Holaday has extensive experience in building publicly traded specialty pharmaceutical companies. In 1992, Dr Holaday was a co-founder of EntreMed Inc (NASDAQ: ENMD), of which he served as President, Chief Executive Officer, and Chairman of the Board. In 1988, Dr Holaday also co-founded Medicis Pharmaceutical Corporation (NYSE: MRX), where he served as a Board Director, as Scientific Director, and as Senior Vice President for Research and Development. Dr Holaday also founded MaxCyte Inc, a cell therapy company, where he served as Chairman until retiring in 2003. Dr Holaday was founder, Chairman and Chief Executive Officer of CNSCo, Inc, a private company which was acquired by the Group on 26 April 2007.

Dr Holaday currently serves as an officer and Fellow in several biomedical societies, has authored and edited over 200 scientific articles in journals and books, and holds over 30 patents. He served as Chairman of the Maryland BioAlliance, is a Judge for the Ernst and Young Entrepreneur of the Year Award (2003 to present) and was named to the Ernst and Young Entrepreneur of the Year Hall of Fame in 2006. Dr. Holaday served as a Captain, US Army, until 1972, and as managing founder of the Neuropharmacology Branch at the Walter Reed Army Institute of Research until 1988. Dr Holaday was formerly an Associate Professor of Anaesthesiology and Critical Care Medicine and Senior Lecturer in Medicine at The Johns Hopkins University of Medicine and remains as Adjunct Professor of Psychiatry at the Uniformed Services University School of Medicine, Bethesda, Maryland. Dr Holaday obtained his Doctorate in Pharmacology at the University of California, San Francisco in 1977.

**Other current directorships**
Nil

**Former directorships in last 3 years**
Nil

**Special responsibilities**
Managing Director and Chief Executive Officer.
President of QRxPharma, Inc.
Member of remuneration committee.

**Interests in shares and options**
7,505,000 ordinary shares (including ordinary shares held by John Holaday and John Holaday as trustee for the John Holaday Foundation) and 805,452 options over ordinary shares.

## R Peter Campbell FCA, FTIA
## Non-executive Director

**Experience and expertise**
Mr Campbell is a Chartered Accountant and company Director with more than 35 years of business consulting and advisory experience, and operates his own chartered accountancy practice based in Sydney. He is a fellow of both the Institute of Chartered Accountants in Australia and the Taxation institute of Australia and is a registered company auditor.

**Other current directorships**
Director of Silex Systems Limited (ASX: SLX) (director since July 1996), Sonic Healthcare Limited (ASX: SHL) (director since January 1993), where he serves as Chairman of the audit committee and Admerex Limited (ASX: ADL) (director since January 2007).

**Former directorships in last 3 years**
Non-executive director of SciGen Limited (ASX: SIE) (August 1999 to February 2005)

**Special responsibilities**
Chairman of audit and risk committee
Member of nominations committee

**Interests in shares and options**
50,000 ordinary shares and 241,635 options over ordinary shares.

## Gary W Pace PhD
## Executive Director and Consultant

**Experience and expertise**
Dr Pace is a co founder of QRxPharma Limited and continues to work with the Group.

Dr Pace is a seasoned biopharmaceutical executive with over 30 years of experience in the industry. He has co founded a number of early stage life science companies where he built products from the laboratory to commercialisation.

Dr Pace is an elected Fellow of the Australian Academy of Technological Sciences and Engineering, author and co author of over 50 research papers, reviews and patents. In 2003, Dr Pace was awarded a Centenary Medal by the Australian Government for service to Australian society in research and development. Dr Pace holds a Bachelor of Science (Honours) from the University of New South Wales and a PhD from MIT, where he was a Fulbright Scholar.

**Other current directorships**
Director of ResMed Inc (ASX and NYSE: RMD) (director since 1995), Transition Therapeutics Inc (TSX and NASDAQ: TTH) (director since 2002), Celsion Corp (AMX: CLN) (director since 2002) and Peplin Limited (ASX: PEP) (director since June 2004).

**Former directorships in last 3 years**
Resonance Health Limited (ASX: RHT) (April 2006 to August 2007)

**Special responsibilities**
Until recently, Dr Pace was Chairman and Chief Executive Officer of QRxPharma Limited

**Interests in shares and options**
3,190,083 ordinary shares and 402,726 options over ordinary shares.

## Michael A Quinn MBA
## Non-executive Director

**Experience and expertise**
Mr Quinn has more than 30 years executive experience in technology companies in Australia, the US and the UK. Mr Quinn holds a Bachelor of Science, a Bachelor of Economics, and an MBA from Harvard. Mr Quinn is Chairman of the New South Wales Entrepreneurship Centre Limited, and a Director of the Warren Centre for Advanced Engineering, a not for profit foundation at Sydney University. In 1983 he co founded Memtec Limited, and has also served as Chief Executive Officer of Phoenix Scientific Industries Limited, a manufacturer and distributor of health care and scientific products. Mr Quinn has been a Director of several listed companies in Australia and the US and numerous unlisted technology based companies.

**Other current directorships**
Director of ResMed Inc (ASX and NYSE: RMD) (director since 1992) where he chairs the audit committee and Chairman of CAP XX Limited (AIM: CPX) (director since November 1998).

Mr Quinn is co founder and Chairman of Innovation Capital, an Australian and US venture fund, which is a foundation shareholder of the Company.

**Former directorships in last 3 years**
Nil

**Special responsibilities**
Member of nominations committee
Member of audit and risk committee
Member of remuneration committee

**Interests in shares and options**

10,543,090 ordinary shares (including ordinary shares held by Innovation Capital Limited, Innovation Capital LLC, Innovation Capital QRx Trust, Innovation Capital QRx II Trust and Kaylara Pty Limited). 402,726 options over ordinary shares (including options held by Innovation Capital Limited and Innovation Capital LLC).

## COMPANY SECRETARY

Terrence F Sayer is the company secretary from the beginning of the financial year and continues in office at the date of this report. Mr Sayer holds a Bachelor of Commerce and a Masters of Applied Finance, is a CPA and a Fellow of both the Chartered Institute of Secretaries and the Chartered Institute of Managers. He has been the principal of his consulting practice for 25 years and his experience covers finance and administration in a diverse range of industry sectors in both domestic and US based companies.

Chris J Campbell was appointed as a second company secretary on 24 May 2007 and continues in office at the date of this report. He holds a Bachelor of Commerce and is an Associate of the Institute of Chartered Accountants in Australia. He also holds the position of Chief Financial Officer of QRxPharma Limited. He has over 25 years experience with major accounting firms and as CFO of public traded companies.

## MEETINGS OF DIRECTORS

The numbers of meetings of the company's board of directors and of each board committee held during the year ended 30 June 2007, and the numbers of meetings attended by each director were:

| | FULL MEETINGS OF DIRECTORS | | MEETINGS OF NON-EXECUTIVE DIRECTORS | | MEETINGS OF COMMITTEES | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | AUDIT AND RISK | | NOMINATIONS | | REMUNERATION | |
| | A | B | A | B | A | B | A | B | A | B |
| Peter C Farrell (Appointed 27 April 2007) | 2 | 2 | 0 | 0 | ** | | 1 | 1 | 1 | 1 |
| John W Holaday (Appointed 27 April 2007)* | 2 | 2 | | | ** | | ** | | 1 | 1 |
| R Peter Campbell (Appointed 27 April 2007) | 1 | 2 | 0 | 0 | 1 | 1 | 1 | 1 | ** | |
| Gary W Pace* | 17 | 17 | | | 2 | 2 | ** | | ** | |
| Michael A Quinn | 15 | 17 | 0 | 0 | 3 | 3 | 1 | 1 | 1 | 1 |
| Michael S Hirshorn (Resigned 27 April 2007) | 16 | 16 | | | ** | | ** | | ** | |
| George Savage (Resigned 27 April 2007) | 15 | 16 | | | ** | | ** | | ** | |
| David A Henderson (Resigned 27 April 2007) | 16 | 16 | | | 2 | 2 | ** | | ** | |
| David Stack (Resigned 27 April 2007) | 12 | 16 | | | ** | | ** | | ** | |

A = Number of meetings attended

B = Number of meetings held during the time the director held office or was a member of the committee during the year

* = Not a non-executive director

** = Not a member of the relevant committee





# REMUNERATION REPORT

The remuneration report is set out under the following main headings:

- A Principles used to determine the nature and amount of remuneration
- B Details of remuneration
- C Service agreements
- D Share-based compensation
- E Additional information.

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures. These disclosures have been transferred from the financial report and have been audited. The disclosures in Section E are additional disclosures required by the Corporations Act 2001 and the Corporations Regulations 2001 which have not been audited.



## A Principles used to determine the nature and amount of remuneration (audited)

As a company building a speciality pharmaceutical business to compete internationally, QRxPharma Limited requires a board and senior management team that have both the technical capability and relevant business experience to execute the Group's strategy.

The objective of the Group's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness
- acceptability to shareholders
- transparency

The Group has structured an executive remuneration framework that is market competitive and complimentary to the reward strategy of the organisation.

Alignment to shareholders' interests:

- focuses on sustained growth in share price as well as focusing the executive on key non financial drivers of value
- attracts and retains high calibre executives.

Alignment to program participants' interests:

- rewards capability and experience
- reflects competitive reward for contribution to growth in shareholder wealth
- provides recognition for contribution.

The framework provides a blend of fixed pay and short and long-term incentives.

The board has established a remuneration committee which provides advice on remuneration and incentive policies and practices and specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors. The Corporate Governance Statement provides further information on the role of this committee.

### Non-executive directors

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. The fees were set on 27 April 2007 ahead of the Company completing its initial public offering. There is an annual base fee payable six months in arrears, currently $60,000 for the Chairman and $40,000 for the other non-executive directors (which also covers serving on a committee) and long-term incentives through participation in the QRxPharma Limited Employee Share Option Plan.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $400,000 per annum and was approved by shareholders at the Annual General Meeting on 24 April 2007.

### Executive pay

The executive pay and reward framework has three components:

- base pay and benefits, including superannuation
- short-term performance incentives, and
- long-term incentives through participation in the QRxPharma Limited Employee Share Option Plan.

The combination of these comprises the executive's total remuneration. The Group intends to revisit its long-term equity linked performance incentives for executives during the year ending 30 June 2008.

### Base pay

Structured as a total employment cost package which may be delivered as a combination of cash and prescribed non financial benefits at the executives' discretion.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards. Base pay for executives is reviewed annually and every two years a market survey is conducted to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

There are no guaranteed base pay increases included in any executives' contracts.

### Benefits

Executives receive benefits including health insurance and tax advisory services.


For personal use only

#### Superannuation

The Group does not maintain a Group superannuation plan. The Group makes a fixed percentage contributions for all Australian resident employees to complying third party superannuation funds and US resident employees to complying pension plan.

#### Short-term incentives

A variable cash incentive component is payable annually dependant upon achievement of performance targets. Individual performance targets are set by reference to components of the Group's business plan for which the individual executive is responsible.

#### Long-term incentives

Long-term incentives are provided to certain employees through participation in the QRxPharma Limited Employee Share Option Plan.

### B Details of remuneration (audited)

#### Amounts of remuneration

Details of the remuneration of the directors and the key management personnel (as defined in AASB 124 Related Party Disclosures) of QRxPharma Limited and the Group are set out in the following tables.

The key management personnel of QRxPharma Limited and the Group includes the directors as per pages 11 to 13 above and the following executive officers who have authority and responsibility for planning, directing and controlling the activities of the Group, who are also the highest paid executives of the entity:

- Douglas A Saltel
  Chief Operating Officer (from 14 April 2007)
- Warren C Stern, PhD
  Executive Vice President, Drug Development
  (from 14 April 2007)
- Felix de la Iglesia, MD
  Chief Scientific Officer and Vice President of Research and Development (until 25 May 2007)
- Chris J Campbell
  Chief Financial Officer (from 1 March 2007) and Company Secretary (from 24 May 2007)
- B Nicholas Harvey
  Chief Financial Officer (until 1 March 2007)

In addition, the company secretary, Terrence F Sayer, is a Company and Group executive whose remuneration must be disclosed under the Corporations Act 2001 as he is one of the five highest remunerated executives.

**Key management personnel and other executives of QRxPharma Limited**

| 2007 | SHORT-TERM EMPLOYEE BENEFITS | | | | POST-EMPLOYMENT BENEFITS | | LONG-TERM BENEFITS | SHARE-BASED PAYMENTS | |
|---|---|---|---|---|---|---|---|---|---|
| NAME | CASH SALARY AND FEES $ | CASH BONUS $ | NON-MONETARY BENEFITS $ | OTHER $ | SUPER-ANNUATION $ | RETIREMENT BENEFITS $ | LONG SERVICE LEAVE $ | OPTIONS $ | TOTAL $ |
| **Non-executive directors** | | | | | | | | | |
| Peter C Farrell | 10,000 | – | – | – | – | – | – | 8,723 | 18,723 |
| R Peter Campbell | 6,667 | – | – | – | – | – | – | 3,489 | 10,156 |
| Michael A Quinn | 6,667 | – | – | – | – | – | – | 5,815 | 12,482 |
| David Stack (resigned 27 April 2007) | – | – | – | – | – | – | – | 23,215 | 23,215 |
| Michael S Hirshorn (resigned 27 April 2007) | – | – | – | – | – | – | – | – | – |
| George Savage (resigned 27 April 2007) | – | – | – | – | – | – | – | – | – |
| David A Henderson (resigned 27 April 2007) | – | – | – | – | – | – | – | – | – |
| **Sub total non-executive directors** | 23,334 | – | – | – | – | – | – | 41,242 | 64,576 |
| **Executive directors** | | | | | | | | | |
| John W Holaday | 79,295 | – | – | – | – | – | – | 29,076 | 108,371 |
| Gary W Pace | 97,209 | 58,977 | – | – | – | – | – | 25,291 | 181,477 |
| **Other key management personnel** | | | | | | | | | |
| Douglas A Saltel^ | 72,086 | – | – | – | – | – | – | 29,076 | 101,162 |
| Warren C Stern^ | 51,173 | – | – | – | – | – | – | 29,076 | 80,249 |
| Felix de la Iglesia (resigned 25 May 2007) | – | – | – | – | – | – | – | – | – |
| Chris J Campbell^ | 63,651 | – | – | – | 8,327 | – | – | 17,446 | 89,424 |
| B Nicholas Harvey^ (resigned 1 March 2007) | – | – | – | – | – | – | – | – | – |
| **Total key management personnel compensation** | 386,748 | 58,977 | – | – | 8,327 | – | – | 171,207 | 625,259 |
| **Other Company executives** | | | | | | | | | |
| Terrence F Sayer (company secretary) | – | – | – | – | – | – | – | – | – |

^ denotes one of the highest paid executives of the Company, as required to be disclosed under the Corporations Act 2001.

Felix de la Iglesia was paid $264,830 for consulting services provided to the Company during the year.

B Nicholas Harvey was paid $52,386 for consulting services provided to the Company during the year.

Terrence F Sayer was paid $83,373 for Accounting and Office Services and Company Secretary Duties provided to the Company during the year.

David Stack was paid $4,500 for consulting services provided to the Company during the year.

Key management personnel and other executives of the Group

| 2007 | SHORT-TERM EMPLOYEE BENEFITS | | | | POST-EMPLOYMENT BENEFITS | | LONG-TERM BENEFITS | SHARE-BASED PAYMENTS | |
|---|---|---|---|---|---|---|---|---|---|
| NAME | CASH SALARY AND FEES $ | CASH BONUS $ | NON-MONETARY BENEFITS $ | OTHER $ | SUPER-ANNUATION $ | RETIREMENT BENEFITS $ | LONG SERVICE LEAVE $ | OPTIONS $ | TOTAL $ |
| **Non-executive directors** | | | | | | | | | |
| Peter C Farrell | 10,000 | – | – | – | – | – | – | 8,723 | 18,723 |
| R Peter Campbell | 6,667 | – | – | – | – | – | – | 3,489 | 10,156 |
| Michael A Quinn | 6,667 | – | – | – | – | – | – | 5,815 | 12,482 |
| David Stack (resigned 27 April 2007) | – | – | – | – | – | – | – | 23,215 | 23,215 |
| Michael S Hirshorn (resigned 27 April 2007) | – | – | – | – | – | – | – | – | – |
| George Savage (resigned 27 April 2007) | – | – | – | – | – | – | – | – | – |
| David A Henderson (resigned 27 April 2007) | – | – | – | – | – | – | – | – | – |
| **Sub total non-executive directors** | 23,334 | – | – | – | – | – | – | 41,242 | 64,576 |
| **Executive directors** | | | | | | | | | |
| John W Holaday | 79,295 | – | – | – | – | – | – | 29,076 | 108,371 |
| Gary W Pace | 97,209 | 58,977 | – | – | – | – | – | 25,291 | 181,477 |
| **Other key management personnel** | | | | | | | | | |
| Douglas A Saltel^ | 72,086 | – | – | – | – | – | – | 29,076 | 101,162 |
| Warren C Stern^ | 51,173 | – | – | – | – | – | – | 29,076 | 80,249 |
| Felix de la Iglesia (resigned 25 May 2007) | – | – | – | – | – | – | – | – | – |
| Chris J Campbell^ | 63,651 | – | – | – | 8,327 | – | – | 17,446 | 89,424 |
| B Nicholas Harvey^ (resigned 1 March 2007) | – | – | – | – | – | – | – | – | – |
| **Total key management personnel compensation** | 386,748 | 58,977 | – | – | 8,327 | – | – | 171,207 | 625,259 |
| **Other Company executives** | | | | | | | | | |
| Terrence F Sayer (company secretary) | – | – | – | – | – | – | – | – | – |

^ denotes one of the highest paid executives of the Group, as required to be disclosed under the Corporations Act 2001.

Felix de la Iglesia was paid $264,830 for consulting services provided to the Group during the year.

B Nicholas Harvey was paid $52,386 for consulting services provided to the Group during the year.

Terrence F Sayer was paid $83,373 for Accounting and Office Services and Company Secretary Duties provided to the Group during the year.

David Stack was paid $4,500 for consulting services provided to the Group during the year.

Key management personnel and other executives of the Group

| 2006 | SHORT-TERM EMPLOYEE BENEFITS | | | | POST-EMPLOYMENT BENEFITS | | LONG-TERM BENEFITS | SHARE-BASED PAYMENTS | |
|---|---|---|---|---|---|---|---|---|---|
| NAME | CASH SALARY AND FEES $ | CASH BONUS $ | NON-MONETARY BENEFITS $ | OTHER $ | SUPER-ANNUATION $ | RETIREMENT BENEFITS $ | LONG SERVICE LEAVE $ | OPTIONS $ | TOTAL $ |
| **Non-executive directors** | | | | | | | | | |
| David Stack | – | – | – | – | – | – | – | 16,017 | 16,017 |
| Ronald M Cresswell (resigned 10 February 2006) | – | – | – | – | – | – | – | 2,670 | 2,670 |
| **Sub total non-executive directors** | – | – | – | – | – | – | – | 18,687 | 18,687 |
| **Executive directors** | | | | | | | | | |
| Gary W Pace | 151,110 | 178,000 | – | – | – | – | – | – | 329,110 |
| **Other key management personnel** | | | | | | | | | |
| Felix de la Iglesia^ | – | – | – | – | – | – | – | – | – |
| B Nicholas Harvey^ | – | – | – | – | – | – | – | – | – |
| **Total key management personnel compensation** | 151,110 | 178,000 | – | – | – | – | – | 18,687 | 347,797 |
| **Other Company executives** | | | | | | | | | |
| Terrence F Sayer (company secretary) | – | – | – | – | – | – | – | – | – |

^ denotes one of the highest paid executives of the Group, as required to be disclosed under the Corporations Act 2001.
Felix de la Iglesia was paid $244,465 for consulting services provided to the Group during the year.
B Nicholas Harvey was paid $17,974 for consulting services provided to the Group during the year.
Terrence F Sayer was paid $21,076 for Accounting and Office Services and Company Secretary Duties provided to the Group during the year.
David Stack was paid $6,647 for consulting services provided to the Group during the year.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

| | FIXED REMUNERATION | | AT RISK–STI | | AT RISK–LTI | |
|---|---|---|---|---|---|---|
| NAME | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| **Directors of QRxPharma Limited** | | | | | | |
| John W Holaday | 100% | – | – | – | – | – |
| Peter C Farrell | 100% | – | – | – | – | – |
| R Peter Campbell | 100% | – | – | – | – | – |
| Michael A Quinn | 100% | – | – | – | – | – |
| Gary W Pace | 62% | 46% | 38% | 54% | – | – |
| David Stack (resigned 27 April 2007) | 100% | 100% | – | – | – | – |
| **Other key management personnel** | | | | | | |
| Douglas A Saltel | 100% | – | – | – | – | – |
| Warren C Stern | 100% | – | – | – | – | – |
| Chris J Campbell | 100% | – | – | – | – | – |
| Felix de la Iglesia (resigned 25 May 2007) | 100% | 100% | – | – | – | – |
| B Nicholas Harvey (resigned 1 March 2007) | 100% | 100% | – | – | – | – |

## C Service agreements (audited)

On appointment to the board, all non-executive directors enter into a service agreement with the company in the form of a letter of appointment. The letter summarises the Board policies and terms, including compensation, relevant to the office of director.

Remuneration and other terms of employment for the Managing Director and Chief Executive Officer and the other Key Management personnel are also formalised in service agreements. Each of these agreements provide for the provision of performance related cash bonuses, other benefits including health insurance and tax advisory services, and participation, when eligible, in the QRxPharma Limited Employee Share Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

**John W Holaday, Managing Director and Chief Executive Officer**

- Term of agreement – two years (with annual extension) commencing 14 April 2007.
- Base salary, inclusive of retirement or pension contribution, for the year ended 30 June 2007 of $350,000 (pro rata from commencement date), to be reviewed annually by the remuneration committee.
- Payment of a termination benefit on early termination by the Company, other than for gross misconduct, equal to the annual base salary and a bonus component of $150,000.

**Douglas A Saltel, Chief Operating Officer**

- Term of agreement – three years (with annual extension) commencing 14 April 2007.
- Base salary, inclusive of retirement or pension contribution, for the year ending 30 June 2007 of US$250,000 (pro rata from commencement date), to be reviewed annually by the remuneration committee.
- Payment of a termination benefit on early termination by the Company, other than for gross misconduct, equal to the annual base salary and a bonus component of US$100,000.

**Warren C Stern, Executive Vice President Drug Development**

- Term of agreement – three years (with annual extension) commencing 14 April 2007.
- Base salary, inclusive of retirement or pension contribution, for the year ended 30 June 2007 of US$250,000 (pro rata from commencement date), to be reviewed annually by the remuneration committee.
- Payment of a termination benefit on early termination by the Company, other than for gross misconduct, equal to the annual base salary and a bonus component of US$100,000.

**Chris J Campbell, Chief Financial Officer**

- Term of agreement – ongoing, commencing 1 March 2007.
- Base salary, inclusive of superannuation, for the year ended 30 June 2007 of $215,000 (pro rata from commencement date), to be reviewed annually by the remuneration committee.
- Payment of a termination benefit on early termination without notice by the Company, other than for gross misconduct, equal to three months salary.

**Gary W Pace, Executive Director and Consultant**

- Term of agreement – one year commencing 25 May 2007.
- Base consulting fee for the year ended 30 June 2007 of US$150,000 (pro rata).
- No termination benefit payable on early termination by the Company.

## D Share-based compensation (audited)

**Options**

Options over shares in QRxPharma Limited are granted under the QRxPharma Limited Employee Share Option Plan (ESOP). The ESOP is designed to provide long-term incentives for executives to deliver long-term shareholder returns.

The maximum number of options available to be issued under the ESOP is 10% of diluted ordinary share capital in the Company as at the date of issue of the relevant options. All employees and directors are eligible to participate in the ESOP, but do so at the invitation of the Remuneration Committee. The term of option issues are determined by the Remuneration Committee.

Options are generally granted for no consideration and vest annually over a three years in equal proportions with the initial vesting on the first anniversary of the date of grant. The exercise price is set by the Remuneration Committee but being not less than the market price of ordinary shares immediately prior to the grant date of the options.

Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

Prior to the IPO options had been issued under the QRxPharma Pty Limited Employee Share Option Plan. The vesting period for each option was four years, or as varied by the Board. 25% vesting after 12 months from the date of grant and the balance vesting monthly over the remaining 36 month period. The old plan was terminated upon the exercise of all outstanding options that had not been cancelled.

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are as follows:

| GRANT DATE | VESTED AND EXERCISABLE | EXPIRY DATE | EXERCISE PRICE | VALUE PER OPTION AT GRANT DATE |
|---|---|---|---|---|
| 15 December 2003 | Over 4 years | 15 December 2013 | $0.15 | $0.0975 |
| 14 July 2004 | Over 4 years | 14 July 2014 | $0.15 | $0.0975 |
| 19 October 2004 | Over 4 years | 19 October 2014 | $0.15 | $0.0975 |
| 18 May 2005 | Over 4 years | 18 May 2015 | $0.15 | $0.0975 |
| 31 March 2007 | Over 3 years | 31 March 2014 | $1.42 | $1.31 |
| 14 April 2007 | Over 3 years | 14 April 2014 | $1.00 | $1.46 |
| 25 May 2007 | Over 3 years | 25 May 2014 | $1.00 | $1.46 |
| 25 May 2007 | Over 3 years | 25 May 2014 | $2.00 | $1.15 |

The exercise price in respect of an option granted shall be the market price for a share prevailing at the time of grant unless the Board decides otherwise. Options will lapse if they are not exercised before the expiration date or if the option holder leaves the employment of QRxPharma.

Details of options over ordinary shares in the company provided as remuneration to each director of QRxPharma Limited and each of the key management personnel of the parent entity and the Group are set out below. When exercisable, each option is convertible into one ordinary share of QRxPharma Limited. Further information on the options is set out in Note 30 to the financial statements.

| | NUMBER OF OPTIONS GRANTED DURING THE YEAR | | NUMBER OF OPTIONS VESTED DURING THE YEAR | |
|---|---|---|---|---|
| NAME | 2007 | 2006 | 2007 | 2006 |
| **Directors of QRxPharma Limited** | | | | |
| Peter C Farrell | 604,089 | – | – | – |
| R Peter Campbell | 241,635 | – | – | – |
| Michael A Quinn | 402,726 | – | – | – |
| Gary W Pace | 402,726 | – | – | – |
| John W Holaday | 805,452 | – | – | – |
| Ronald M Cresswell (resigned 10 February 2006) | – | – | 50,000 | 12,500 |
| David Stack (resigned 27 April 2007) | – | – | 180,000 | 60,000 |
| **Other key management personnel** | | | | |
| Douglas A Saltel | 805,452 | – | – | – |
| Warren C Stem | 805,452 | – | – | – |
| Chris J Campbell | 402,726 | – | – | – |
| Felix de la Iglesia (resigned 25 May 2007) | 50,000 | – | – | – |

The assessed fair value at grant date of options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using a Black Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2007 included:

a) Options are granted for no consideration and vest over three years (see above).
b) Exercise price: $0.15 to $2.00 (2006: $0.15 to $0.30)
c) Grant date: 31 March 2007 to 25 May 2007 (2006: No options granted to the directors)
d) Expiry date: 2014 (2006: 2006 to 2008)
e) Expected price volatility of the company's shares: 60% (2006 – 60%)
f) Expected dividend yield: nil% (2006 – nil%)
g) Risk free interest rate: 6.25% (2006 – 5.35%).

**Shares provided on exercise of remuneration options**

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to each director of QRxPharma Limited and other key management personnel of the Group are set out below.

| NAME | DATE OF EXERCISE OF OPTIONS | NUMBER OF ORDINARY SHARES ISSUED ON EXERCISE OF OPTIONS DURING THE YEAR * | |
|---|---|---|---|
| | | 2007 | 2006 |
| **Directors of QRxPharma Limited** | | | |
| Gary W Pace | 1 March 2007 | 207,096 | 592,400 |
| Gary W Pace | 25 April 2007** | 71,689 | – |
| David Stack | 1 March 2007 | 447,096 | – |
| David Stack | 25 April 2007** | 154,768 | – |
| Ronald M Cresswell | 25 April 2005 | 42,500 | – |
| **Other key management personnel of the Group** | | | |
| Felix de la Iglesia (resigned 25 May 2007) | 18 June 2006 | – | 367,096 |
| Felix de la Iglesia (resigned 25 May 2007) | 25 April 2007** | 88,996 | – |
| B Nicholas Harvey (resigned 1 March 2007) | 25 April 2007** | 131,788 | 70,000 |

* Number of ordinary shares issued prior to compression of shares.

** The options exercised above carried anti dilution provisions which resulted in an uplift of shares issued on 25 April 2007. No amount was payable on these shares.

The amounts paid per ordinary share by each director and other key management personnel on the exercise of options at the date of exercise were as follows:

| EXERCISE DATE | AMOUNT PAID PER SHARE |
|---|---|
| 18 June 2006 | $0.15 |
| 1 March 2007 | $0.15 |
| 25 April 2007 | $0.15 |

No amounts are unpaid on any shares issued on the exercise of options.

## Additional information unaudited

### Share-based compensation: Options

| | A | B | C | D | E |
|---|---|---|---|---|---|
| | REMUNERATION CONSISTING OF OPTIONS | VALUE AT GRANT DATE | VALUE AT EXERCISE DATE | VALUE AT LAPSE DATE | TOTAL OF COLUMNS B–D |
| NAME | | $ | $ | $ | $ |
| Peter C Farrell | 46.5% | 436,519 | – | – | 436,519 |
| R Peter Campbell | 34.4% | 174,607 | – | – | 174,607 |
| Michael A Quinn | 46.6% | 291,013 | – | – | 291,013 |
| John W Holaday | 26.8% | 815,435 | – | – | 815,435 |
| Gary W Pace | 13.9% | 407,718 | – | – | 407,718 |
| Douglas A Saltel | 28.7% | 815,435 | – | – | 815,435 |
| Warren C Stern | 36.2% | 815,435 | – | – | 815,435 |
| Chris J Campbell | 19.5% | 350,540 | – | – | 350,540 |
| B Nicholas Harvey | 0.0% | – | – | – | – |

A = The percentage of the value of remuneration consisting of options, based on the value of options expensed during the current year.

B = The value at grant date calculated in accordance with AASB 2 Share-based Payment of options granted during the year as part of remuneration.

C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year, being the intrinsic value of the options at that date.

D = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

### Shares under option

Unissued ordinary shares of QRxPharma Limited under option at the date of this report are as follows:

| DATE OPTIONS GRANTED | EXPIRY DATE | ISSUE PRICE OF SHARES | NUMBER UNDER OPTION |
|---|---|---|---|
| 31 March 2007 | 31 March 2014 | $1.42 | 402,726 |
| 14 April 2007 | 14 April 2014 | $1.00 | 2,819,082 |
| 25 May 2007 | 25 May 2014 | $1.00 | 552,726 |
| 25 May 2007 | 25 May 2014 | $2.00 | 1,448,450 |
| 25 May 2007 | 25 May 2010 | $2.20 | 322,181 |
| | | | 5,545,165 |



## SHARES ISSUED ON THE EXERCISE OF OPTIONS

The following ordinary shares of QRxPharma Limited were issued during the year ended 30 June 2007 on the exercise of options granted under the QRxPharma Pty Limited Employee Share Option Plan. No further shares have been issued since that date. No amounts are unpaid on any of the shares.

| DATE OPTIONS GRANTED | ISSUE PRICE OF SHARES | NUMBER OF SHARES ISSUED* |
|---|---|---|
| 19 December 2002 | $0.00 | 28,000 |
| 19 February 2003 | $0.15 | 40,000 |
| 1 December 2003 | $0.15 | 20,000 |
| 25 February 2004 | $0.00 | 11,962 |
| 16 March 2004 | $0.15 | 10,000 |
| 19 May 2004 | $0.15 | 25,000 |
| 24 June 2004 | $0.00 | 17,000 |
| 13 July 2004 | $0.00 | 20,000 |
| 14 July 2004 | $0.00 | 34,000 |
| 17 August 2004 | $0.00 | 17,000 |
| 19 October 2004 | $0.15 | 414,192 |
| 19 October 2004 | $0.00 | 314,548 |
| 19 February 2005 | $0.00 | 150,000 |
| 18 May 2005 | $0.15 | 240,000 |
| 21 September 2005 | $0.15 | 60,000 |
| 21 September 2005 | $0.00 | 55,250 |
| | | 1,456,952 |

* Prior to compression of shares.

## INDEMNIFICATION

The Company has entered into Deeds of Access, Indemnity and Insurance with each of the directors and executive officers of the Group against all liabilities to another person (other then the Company or a related body corporate) that may arise from their position as directors and executive officers of the Company and its controlled entities, except where the liability arises out of conduct involving a lack of good faith. The agreement stipulates that the Company will meet the amount of any such liabilities, including costs and expenses.

## INSURANCE OF OFFICERS

The directors have not included details of the nature of liabilities covered nor the amount of the premium paid in respect to Directors and Officers liability insurance contracts, as such disclosure is prohibited under the terms of the contracts.

## PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party, for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the company with leave of the Court under section 237 of the Corporations Act 2001.

## NON AUDIT SERVICES

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company and/or the Group are important.

Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non audit services provided during the year are set out below.

The board of directors has considered the position and, in accordance with advice received from the audit committee, is satisfied that the provision of the non audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor
- none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

| | CONSOLIDATED | |
|---|---|---|
| | 2007<br>$ | 2006<br>$ |
| 1. Audit services | | |
| PricewaterhouseCoopers Australian firm: | | |
| Audit and review of financial reports and other audit work under the Corporations Act 2001 | 97,200 | 15,000 |
| Total remuneration for audit services | 97,200 | 15,000 |
| 2. Non-audit services | | |
| PricewaterhouseCoopers Australian firm: | | |
| Audit related services | 145,000 | – |
| Taxation services | 80,300 | – |
| Total remuneration for non-audit services | 225,300 | – |

## AUDITOR'S INDEPENDENCE DECLARATION

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 25.

## AUDITOR

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors.

Peter C Farrell
**Director**

Sydney, 21 September 2007



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

## Auditor's Independence Declaration

As lead auditor for the audit of QRxPharma Limited for the year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of QRxPharma Limited and the entities it controlled during the period.

Andrew Sneddon
*Partner*
PricewaterhouseCoopers

Sydney
*Date: 21 September 2007*

QRxPharma Limited (the Company) and the board are committed to achieving and demonstrating the highest standards of corporate governance. The board continues to review the framework and practices to ensure they meet the interests of shareholders and other key stakeholders in the Company. The Company and its controlled entities together are referred to as the Group in this statement.

Over the past year the board has conducted the affairs of the Company in accordance with principles of good corporate governance. However, the Company did not have formal governance procedures in place until 27 April 2007 ahead of its initial public offering (IPO) and listing on the Australian Securities Exchange (ASX) which was completed on 25 May 2007. The Company has implemented a corporate governance framework consistent with the ASX best practice recommendations for listed companies to protect the interests of shareholders and other key stakeholders in the Group.

The relationship between the board and senior management is critical to the Group's long-term success. The directors are responsible to the shareholders for the performance of the Group in both the short and the longer term and seek to balance sometimes competing objectives in the best interests of the Group as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Group is properly managed.

The role of the board is to provide strategic guidance and effective oversight of management. The directors are responsible for the overall direction, long-term objectives and strategy, performance, compliance and policies. Day to day management of the Group's affairs inclusive of the implementation of the corporate objectives and strategy and compliance and policy initiatives are delegated by the board to the Managing Director and other senior management, with regular consultation between the Managing Director and the Chairman occurring on matters generally as they arise.

A description of the Company's main corporate governance practices is set out below.

## THE BOARD OF DIRECTORS

The board operates in accordance with the broad principles set out in its charter which is available from the corporate governance information section of the Company website at www.qrxpharma.com. The charter details the board's composition and responsibilities.

### Board composition

The charter states:

- the board is committed to ensuring that there will be a least five directors of whom a majority will be non-executive directors. Non-executive directors bring a fresh perspective to the board's consideration of strategic, risk and performance matters and are best placed to exercise independent judgement and review and constructively challenge the performance of management
- where possible the non-executive directors be independent. This is in recognition of the importance of independent views and the board's role in supervising the activities of management and independent judgement in board decision making
- the board is also committed to ensuring that its members have a broad range of skills, experience and expertise. This will assist the board to maximise performance and ensure appropriate levels of shareholder return
- the board is required to undertake an annual review of its performance and Charter to ensure that it is operating effectively and in the best interests of the Group.

### Responsibilities

The board is ultimately responsible for the business and management of the Group and specific responsibilities of the board include

- overseeing the business and strategic direction of the Group in order to maximise performance and generate appropriate levels of shareholder return
- ensuring that management establishes and follows an appropriate system of internal controls, risk management and legal compliance
- reviewing the performance and implementation of corporate strategies by senior management and ensuring senior management have the necessary resources to do so
- approving and supervising significant capital expenditure, capital management, acquisitions and divestments
- appointment, performance assessment and, if necessary, removal of the Chairman, Chief Executive Officer, Chief Financial Officer and the Company Secretary
- approving and monitoring annual budgets and strategic plans
- approving and monitoring financial and other reporting made to shareholders and the ASX under the continuous disclosure regime.

## Board members

Details of the members of the board, their experience, expertise, qualifications, term of office and independent status are set out in the directors' report under the heading "Information on directors". There are three non-executive directors, two of whom are deemed independent under the principles set out below, and two executive directors at the date of signing the directors' report.

The board seeks to ensure that:

- at any point in time, its membership represents an appropriate balance between directors with experience and knowledge of the Group and directors with an external or fresh perspective
- the size of the board is conducive to effective discussion and efficient decision making.

## Directors' independence

The board has adopted specific principles in relation to directors' independence. These state that to be deemed independent, a director must be a non-executive and:

- not be a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company
- within the last three years, not have been employed in an executive capacity by the Company or any other Group member, or been a director after ceasing to hold any such employment
- within the last three years not have been a principal of a material professional adviser or a material consultant to the Company or any other Group member, or an employee materially associated with the service provided
- not be a material supplier or customer of the Company or any other Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer
- must have no material contractual relationship with the company or a controlled entity other than as a director of the Group
- not have been on the board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Group
- be free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Group.

At present, materiality for these purposes is determined as a relationship or contract where the Company or Group pays in excess of $100,000.

Recent thinking on corporate governance has introduced the view that a director's independence may be perceived to be impacted by lengthy service on the board. To avoid any potential concerns, the board has determined that a director will not be deemed independent if he or she has served on the board of the Company for more than ten years.

## Non-executive directors

The three non-executive directors met twice since the end of the year, in scheduled sessions without the presence of management, to discuss the operation of the board and a range of other matters. Relevant matters arising from these meetings were shared with the full board.

## Term of office

The Company's Constitution specifies that all directors excluding the Managing Director must retire from office no later than the third annual general meeting (AGM) following their last election.

## Chairman

The Chairman is responsible for leading the board, ensuring directors are properly briefed in all matters relevant to their role and responsibilities, facilitating board discussions and managing the board's relationship with the Group's senior executives.

## Chief Executive Officer (CEO)

The CEO is responsible for implementing Group strategies and policies.

## Commitment

The number of meetings of the Company's board of directors and of each board committee held during the year ended 30 June 2007, and the number of meetings attended by each director is disclosed on page 13.

The board will meet as frequently as required but must not meet less than four times each year.

The commitments of non-executive directors are considered by the nomination committee prior to the directors' appointment to the board of the Company. The process for performance evaluation of the Board, its committees and individual directors is being established.

## Independent professional advice

Directors and board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice. With the approval of the Chairman this advice will be at the expense of the Company.

## Avoidance of conflict of interest

In addition to the issue of independence, the directors have a continuing responsibility to avoid conflicts of interest (both real and apparent) between their duty to the Company and their own interests. Directors are required to disclose any actual or potential conflict of interest on appointment and are required to keep this disclosure up to date. A director that has an actual or potential conflict must immediately inform the board and remove themselves from any discussions or decision making in relation to the actual or potential conflict.

## Performance assessment

The process for performance evaluation of the board, its committees and individual directors is being established.

## Corporate reporting

The Managing Director and CFO have made the following certifications to the board:

- that the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and Group and are in accordance with relevant accounting standards
- that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board and that the Company's risk management and internal compliance and control is operating efficiently and effectively in all material respects.

## Board committees

The board has established a number of committees to assist in the execution of its duties and to allow detailed consideration of complex issues. Current committees of the board are the nominations, remuneration and audit and risk committees. The nominations and audit and risk committees are comprised entirely of non-executive directors.

Each committee has its own written charter setting out its role and responsibilities, composition, structure, membership requirements and the manner in which the committee is to operate. All of these charters are reviewed on an annual basis and are available on the Company website. All matters determined by committees are submitted to the full board as recommendations for board decisions.

Minutes of committee meetings are tabled at the subsequent board meeting. Additional requirements for specific reporting by the committees to the board are addressed in the charter of the individual committees.

# NOMINATIONS COMMITTEE

The nominations committee is currently comprised of Peter C Farrell (Chairman), Michael A Quinn, and R Peter Campbell all non-executive directors.

Details of these directors' attendance at nomination committee meetings are set out in the directors' report on page 13.

The nominations committee operates in accordance with its charter which is available on the Company website. The nominations committee assists the board to discharge its responsibilities with regards to overseeing the composition of the board and competencies of directors together with developing procedures to asses the performance of directors. Further, advise the board on appointment and evaluation of Managing Director and to develop succession plans for the board, Managing Director and senior management.

The main responsibilities of the committee include:

- reviewing management succession planning for the Company in general but specifically in regards to the CEO and other senior management
- reviewing the appointments and terminations to senior executive positions reporting to the CEO
- reviewing and making recommendations to the board regarding the appointment of non-executive directors, including:
  - periodically assessing the appropriate mix of skills, experience and expertise required on the board and assessing the extent to which required skills are represented on the board
  - establishing processes for identification of suitable candidates for appointment to the board
  - monitoring the length of service of current board members, considering succession planning issues and identifying the likely order of retirement by rotation of non-executive directors
  - establishing processes for the review of the performance of individual non-executive directors, the board and board committees.

Whilst the nominations committee may recommend new director candidates, it is the full board that is responsible for the actual appointment of new directors and any candidate appointed must stand for election at the next annual general meeting of the Company. The committee's nomination of existing directors for reappointment is also not automatic and is contingent on their past performance, contribution to the Company and the current and future needs of the board and Company.

## REMUNERATION COMMITTEE

The remuneration committee is currently comprised of Peter C Farrell (Chairman), Michael A Quinn, both non-executive directors and John W Holaday, the Managing Director.

Details of these directors' attendance at remuneration committee meetings are set out in the directors' report on page 13.

The remuneration committee operates in accordance with its charter which is available on the Company website. The remuneration committee assists the board to discharge its responsibilities to attract and retain senior executives and directors who will create value for shareholders. The remuneration committee advises the board on remuneration and incentive policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for senior executives and directors.

The main responsibilities of the committee include:

- assisting the board in setting the executive remuneration policy inclusive of the operation of the Company's employee share option plan
- making recommendations to the board for reviewing and approving the remuneration of executive directors
- reviewing and approving the remuneration of senior executives as defined by the board from time to time.

Each member of the senior executive team signs a formal employment contract at the time of their appointment covering a range of matters including their duties, rights, responsibilities and any entitlements on termination.



Further information on directors' and executives' remuneration is set out in the directors' report under the heading "Remuneration Report".

## AUDIT AND RISK COMMITTEE

The audit and risk committee is currently comprised of R Peter Campbell (Chairman) and Michael A Quinn both non-executive directors.

Details of these directors' qualifications and attendance at audit committee meetings are set out in the directors' report on pages 9-24.

The audit committee has appropriate financial expertise and all members are financially literate and have an appropriate understanding of the industry in which the Group operates.

The audit committee operates in accordance with a charter which is available on the Company website. The audit and risk committee assist the board to discharge its responsibilities relating to the effectiveness of the control environment and risk management framework in the areas of operational and balance sheet risk, legal/regulatory compliance and financial reporting, together with the effectiveness and independence of the external audit process.

The main responsibilities of the committee include:

- overseeing the Company's relationship with the external auditor (including forming a policy on the provision of non audit services and the rotation of external audit personnel on a regular basis) and the external audit function in general. This includes recommending to the board the appointment, removal and remuneration of the external auditors, and reviewing the terms of their engagement, the scope and quality of the audit and assess performance
- overseeing the adequacy of the control processes in place in relation to the preparation of financial statements and reports
- overseeing the adequacy of the Company's financial controls and systems
- overseeing the process of identification and management of business, financial and commercial risks.

In fulfilling its responsibilities, the audit committee:

- receives regular reports from management and external auditors
- meets with the external auditors at least twice a year, or more frequently if necessary
- reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved
- provides the external auditors with a clear line of direct communication at any time to the audit committee.

The audit committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

## EXTERNAL AUDITORS

The Company and audit committee policy is to appoint external auditors who clearly demonstrate quality and independence. PricewaterhouseCoopers is the incumbent external auditor. It is PricewaterhouseCoopers policy to rotate audit engagement partners on listed companies at least every five years.

An analysis of fees paid to the external auditors, including a break down of fees for non audit services, is provided in the directors' report and in Note 23 to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the audit committee.

## RISK ASSESSMENT AND MANAGEMENT

The board, through the audit committee, is responsible for ensuring there is an adequate framework in relation to risk management, compliance and internal control systems. In summary, the framework is designed to ensure strategic, operational, legal, reputation and financial risks are identified, assessed, effectively and efficiently managed and monitored to enable achievement of the Group's business objectives.

## CODE OF CONDUCT

Over the past year the board has conducted the affairs of the Company in accordance with principles of good corporate governance and has required that at all times all Group personnel act with the utmost integrity, objectivity and in compliance with the letter and the spirit of the law and Group policies.

The Company is developing a Code of Conduct to guide the board, individual directors and senior management as to the practices necessary to maintain confidence in the Group's integrity with key stakeholders and the wider community together with the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

The Company maintains a Securities Trading Policy which is available on the Company website. All directors, officers and employees are prohibited from dealing in any QRxPharma Limited securities, except while not in possession of unpublished price sensitive information. It is also contrary to the Company's policy for directors, officers and employees to be engaged in short term trading of the Company's securities. Directors, officers and employees may only deal in the Company's securities during a specified period of 45 days after the release of the Company's results or after the AGM. Directors must obtain the approval of the Chairman, and employees the approval of the Company Secretary prior to dealing in the Company's securities outside those periods.

## CONTINUOUS DISCLOSURE AND SHAREHOLDER COMMUNICATION

In fulfilling its responsibilities on continuous disclosure of any information concerning the Group that a reasonable person would expect to have a material effect on the price of the Company's securities the Company is committed to:

- ensuring that shareholders and the financial markets are provided with timely disclosure about its activities
- fully complying with continuous disclosure obligations contained in applicable ASX listing rules and the Corporations Act
- ensuring that all investors have equal and timely access to material information concerning the Group.

The Company has detailed this commitment in a Shareholder Communication Policy which is available on the Company website.

The Company Secretary has been nominated as the person responsible for communications with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

The Company website provides general information and reports on the Group, inclusive of ASX announcements, investor presentations, and a link to ASX website which displays the share price, share price movements and other market information.



# FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2007

| | NOTES | CONSOLIDATED 2007 $ | CONSOLIDATED 2006 $ | PARENT 2007 $ | PARENT 2006 $ |
|---|---|---|---|---|---|
| Revenue from continuing operations | 5 | **304,199** | 18,362 | **304,199** | 18,362 |
| Other income | 6 | **4,950,574** | – | **4,950,574** | – |
| Research and development | 7 | **(2,447,781)** | (1,060,320) | **(2,376,013)** | (1,060,320) |
| Marketing | | **(97,565)** | (178,837) | **(97,565)** | (178,837) |
| General and administration | | **(1,965,707)** | (595,059) | **(1,965,707)** | (595,059) |
| Finance costs | 7 | **(1,497,175)** | (1,694,649) | **(1,497,175)** | (1,694,649) |
| **Loss before income tax** | | **(753,455)** | (3,510,503) | **(681,687)** | (3,510,503) |
| Income tax benefit | 8 | **348,155** | – | **348,155** | – |
| Loss from continuing operations | | **(405,300)** | (3,510,503) | **(333,532)** | (3,510,503) |
| **Loss for the year** | | **(405,300)** | (3,510,503) | **(333,532)** | (3,510,503) |

| | NOTES | CENTS | CENTS |
|---|---|---|---|
| Basic loss per share | 29 | **(2.8)** | (45.4) |
| Diluted loss per share | 29 | **(2.8)** | (45.4) |

The above income statements should be read in conjunction with the accompanying notes.





AS AT 30 JUNE 2007



| | NOTES | CONSOLIDATED 2007 $ | CONSOLIDATED 2006 $ | PARENT 2007 $ | PARENT 2006 $ |
|---|---|---|---|---|---|
| ASSETS | | | | | |
| **Current assets** | | | | | |
| Cash and cash equivalents | 9 | **35,689,712** | 248,711 | **35,689,712** | 248,711 |
| Trade and other receivables | 10 | **135,565** | – | **135,565** | – |
| Other financial assets at fair value through profit or loss | 11 | **374,470** | – | **374,470** | – |
| Held-to-maturity investments | 12 | **10,490,797** | – | **10,490,797** | – |
| Other current assets | 13 | **118,373** | – | **–** | – |
| **Total current assets** | | **46,808,917** | 248,711 | **46,690,544** | 248,711 |
| **Non-current assets** | | | | | |
| Other financial assets at fair value through profit or loss | 11 | **547,768** | – | **547,768** | – |
| Other financial assets | 14 | **–** | – | **15,620,320** | – |
| Property, plant and equipment | 15 | **25,482** | 18,342 | **25,482** | 18,342 |
| Intangible assets | 16 | **15,430,179** | – | **–** | – |
| **Total non-current assets** | | **16,003,429** | 18,342 | **16,193,570** | 18,342 |
| **TOTAL ASSETS** | | **62,812,346** | 267,053 | **62,884,114** | 267,053 |
| LIABILITIES | | | | | |
| **Current liabilities** | | | | | |
| Trade and other payables | 17 | **677,849** | 599,488 | **705,549** | 627,188 |
| Other financial liabilities at fair value through profit or loss | 11 | **154,024** | – | **154,024** | – |
| Borrowings | 18 | **–** | 3,195,563 | **–** | 3,195,563 |
| **Total current liabilities** | | **831,873** | 3,795,051 | **859,573** | 3,822,751 |
| **Non-current liabilities** | | | | | |
| Borrowings | 19 | **–** | 13,574,115 | **–** | 13,574,115 |
| **Total non-current liabilities** | | **–** | 13,574,115 | **–** | 13,574,115 |
| **TOTAL LIABILITIES** | | **831,873** | 17,369,166 | **859,573** | 17,396,866 |
| **NET ASSETS/(LIABILITIES)** | | **61,980,473** | (17,102,113) | **62,024,541** | (17,129,813) |
| EQUITY | | | | | |
| Contributed equity | 20 | **79,932,841** | 669,968 | **79,932,841** | 669,968 |
| Reserves | 21(a) | **386,894** | 161,881 | **386,894** | 161,881 |
| Accumulated losses | 21(b) | **(18,339,262)** | (17,933,962) | **(18,295,194)** | (17,961,662) |
| **TOTAL EQUITY/(DEFICIENCY IN CAPITAL)** | | **61,980,473** | (17,102,113) | **62,024 541** | (17,129,813) |

The above balance sheets should be read in conjunction with the accompanying notes.

FOR THE YEAR ENDED 30 JUNE 2007

| | NOTES | CONSOLIDATED 2007 $ | CONSOLIDATED 2006 $ | PARENT 2007 $ | PARENT 2006 $ |
|---|---|---|---|---|---|
| **Total deficiency in capital at the beginning of the financial year** | | **(17,102,113)** | (3,771,966) | **(17,129,813)** | (3,799,666) |
| Adjustment on adoption of AASB 132 and AASB 139 to: | | | | | |
| Preference shares | 19 | – | (9,898,217) | – | (9,898,217) |
| **Restated deficiency in capital at the beginning of the financial year** | | **(17,102,113)** | (13,670,183) | **(17,129,813)** | (13,697,883) |
| Loss for the year | | **(405,300)** | (3,510,503) | **(333,532)** | (3,510,503) |
| Transactions with equity holders in their capacity as equity holders: | | | | | |
| Contributions of equity, net of transaction costs | 20 | **79,262,873** | 40,533 | **79,262,873** | 40,533 |
| Employee shares and share options | 21 | **225,013** | 38,040 | **225,013** | 38,040 |
| | | **79,487,886** | 78,573 | **79,487,886** | 78,573 |
| **Total equity/(deficiency in capital) at the end of the financial year** | | **61,980,473** | (17,102,113) | **62,024,541** | (17,129,813) |

The above statements of changes in equity should be read in conjunction with the accompanying notes.

FOR THE YEAR ENDED 30 JUNE 2007

| | NOTES | CONSOLIDATED 2007 $ | CONSOLIDATED 2006 $ | PARENT 2007 $ | PARENT 2006 $ |
|---|---|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | | |
| Payments to suppliers and employees (inclusive of goods and services tax) | | **(2,003,831)** | (1,901,124) | **(1,877,652)** | (1,901,124) |
| Interest received | | **247,653** | 18,362 | **247,653** | 18,362 |
| R&D grant received | | **–** | 43,060 | **–** | 43,060 |
| Income tax R&D receipt | 8 | **348,115** | – | **348,115** | – |
| Payment for financial instrument | | **(1,127,430)** | – | **(1,127,430)** | – |
| **Net cash outflow from operating activities** | 28 | **(2,535,493)** | (1,839,702) | **(2,409,314)** | (1,839,702) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | | |
| Payments in relation to purchase of subsidiary | 26 | **(220,462)** | – | **(220,462)** | – |
| Payments for property, plant and equipment | | **(18,260)** | – | **(18,260)** | – |
| Payments for intellectual property | | **(273,679)** | – | **–** | – |
| Payments for shares issued in subsidiary | 26 | **–** | – | **(399,858)** | – |
| Payments for held-to-maturity investments | | **(10,490,797)** | – | **(10,490,797)** | – |
| **Net cash outflow from investing activities** | | **(11,003,198)** | – | **(11,129,377)** | – |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | | |
| Proceeds from issues of shares | | **51,726,270** | 40,533 | **51,726,270** | 40,533 |
| Payments made in relation to IPO | | **(3,699,218)** | – | **(3,699,218)** | – |
| Proceeds from borrowings | | **1,224,801** | 635,747 | **1,224,801** | 635,747 |
| **Net cash inflow from financing activities** | | **49,251,853** | 676,280 | **49,251,853** | 676,280 |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | | **35,713,162** | (1,163,422) | **35,713,162** | (1,163,422) |
| Cash and cash equivalents at the beginning of the financial year | | **248,711** | 1,412,133 | **248,711** | 1,412,133 |
| Effects of exchange rate changes on cash and cash equivalents | | **(272,161)** | – | **(272,161)** | – |
| **Cash and cash equivalents at end of year** | 9 | **35,689,712** | 248,711 | **35,689,712** | 248,711 |

The above cash flow statements should be read in conjunction with the accompanying notes.


QRx
Pharma

# NOTES TO FINANCIAL STATEMENTS



## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for QRxPharma Limited as an individual entity and the consolidated entity consisting of QRxPharma Limited and its subsidiaries.



### a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

#### Compliance with IFRS



Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of QRxPharma Limited comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Disclosure and Presentation.

#### Historical cost convention



These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

#### Critical accounting estimates



The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.



### b) Going concern

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. During the year the Group completed an Initial Public Offering (IPO) raising $50 million (before transaction costs of $3.7 million) in conjunction with the admission of the Company on the Australian Securities Exchange (ASX).



The directors have considered the significance and possible effects of these circumstances in order to determine the suitability of adopting the going concern basis for the preparation of this financial report.

Having carefully assessed the financial and operating implications of the above matters, the directors consider that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the accounts to be prepared on a going concern basis.

### c) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of QRxPharma Limited ("company" or "parent entity") as at 30 June 2007 and the results of all subsidiaries for the year then ended. QRxPharma Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

### d) Segment reporting

A business segment is identified for a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is identified when products or services are provided within a particular economic environment subject to risks and returns that are different from those of segments operating in other economic environments.

### e) Foreign currency translation

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. At balance date amounts payable and receivable in



## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit and loss for the year.

### f) Revenue recognition

**Interest income**

Interest income is recognised on a time proportion basis using the effective interest method.



### g) Income tax





The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.



Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.



Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

**Tax consolidation legislation**

QRxPharma Limited and its wholly owned Australian controlled entities have implemented the tax consolidation legislation.

The head entity, QRxPharma Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

### h) Business combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

### i) Impairment of assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash generating units). Non financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

### j) Grant income

Government grants are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis.

### k) Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.



For personal use only

## l) Investments and other financial assets

**Classification**

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables and held-to-maturity investments. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re evaluates this designation at each reporting date.

i) **Financial assets at fair value through profit or loss**
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are classified as held for trading unless they are designated as hedges.

ii) **Loans and receivables**
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (Note 10).

iii) **Held-to-maturity investments**
Held-to-maturity investments are non derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available for sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the reporting date, which are classified as current assets.

**Recognition and derecognition**

Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

**Subsequent measurement**

Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

**Fair value**

The fair values of option agreements are based on current market prices.

## m) Property, plant and equipment

Depreciation on plant and equipment is calculated using the straight line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

- Plant and equipment 4 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 1(i)).

## n) Intangible assets

i) **Intellectual property**
Costs incurred in acquiring intellectual property are capitalized and amortised on a straight line basis of the period of the expected benefit. Intellectual property acquired as part of the CNS Co. Inc. acquisition is amortised over the remaining life of the patents of 18 years.

Costs include only those costs directly attributable to the acquisition of the intellectual property.

ii) **Research and development**
Research expenditure on internal development projects is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight line basis over its useful life, which varies from three to five years.

## o) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.







## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### p) Borrowings



Non-redeemable preference shares are classified as liabilities. The accrued liabilities on preference shares are recognised in the income statement as interest expense.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Convertible notes and accrued interest are recognised as a liability. The liability is included in borrowings until the conversion or maturity of the notes.

### q) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred. Borrowing costs include interest paid or payable on convertible notes.

### r) Employee benefits

i) **Wages and salaries and annual leave**
Liabilities for wages and salaries, including non monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

ii) **Long service leave**
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.



iii) **Retirement benefit obligations**
The Group does not maintain a Group superannuation plan. The Group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds and for US resident employees to complying pension funds. The Group's legal or constructive obligation is limited to these contributions.

Contributions to complying third party superannuation funds and pension plans are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

iv) **Share-based payments**
Share-based compensation benefits are provided to employees via the QRxPharma Limited Employee Share Option Plan and the QRxPharma Pty Limited Employee Share Option Plan. Information relating to these schemes is set out in Note 30.

The fair value of options granted under the QRxPharma Limited Employee Share Option Plan and the QRxPharma Pty Limited Employee Share Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The fair value of the options granted is adjusted to reflect market vesting conditions, but excludes the impact of any non market vesting conditions (for example, profitability and sales growth targets). Non market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the income statement with a corresponding adjustment to equity.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital and the proceeds received, net of any directly attributable transaction costs, are credited to share capital.

v) **Bonus plans**
The Group recognises a liability and an expense for bonuses in accordance with the terms of employment contracts. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

vi) **Employee benefit on costs**
Employee benefit on costs, including payroll tax, are recognised and included in the employee benefit liabilities and costs when the employee benefits to which they relate are recognised.



## s) Contributed equity

**Ordinary shares are classified as equity.**
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.



## t) Earnings per share

i) Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.



## u) Derivatives

**Derivatives that do not qualify for hedge accounting**
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses.



## v) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.



The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

## w) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

## x) New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2007 reporting periods. The Group's and the parent entity's assessment of the impact of these new standards and interpretations is set out below.

i) AASB 7 Financial Instruments: Disclosures and AASB 2005 10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]
AASB 7 and AASB 2005 10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group's and the parent entity's financial instruments.

ii) Revised AASB 101 Presentation of Financial Statements
A revised AASB 101 was issued in October 2006 and is applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standard early. Application of the revised standard will not have any impact on the Group's financial statements.

iii) AASB-I 10 Interim Financial Reporting and Impairment
AASB-I 10 applies to annual reporting periods beginning on or after 1 November 2006. It prohibits impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply AASB-I 10 from 1 July 2007 but it is not expected to have any impact on the Group's financial statements.






## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

iv) AASB-I 11 AASB 2 – Group and Treasury Share Transactions and AASB 2007–1 Amendments to Australian Accounting Standards arising from AASB Interpretation 11
AASB-I 11 and AASB 2007–1 are effective for annual reporting periods commencing on or after 1 March 2007. AASB-I 11 addresses whether certain types of share-based payment transactions should be accounted for as equity-settled or as cash-settled transactions and specifies the accounting in a subsidiary's financial statements for share-based payment arrangements involving equity instruments of the parent. The Group will apply AASB-I 11 from 1 July 2007 but it is not expected to have any impact on the Group's financial statements.

v) AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8
AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a "management approach" to reporting on the financial performance. The information being reported will be based on what the key decision-makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group has not yet decided when to adopt AASB 8. Application of AASB 8 may result in different segments, segment results and different type of information being reported in the segment note of the financial report. However, it will not affect any of the amounts recognised in the financial statements.




## 2 FINANCIAL RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

### a) Market risk

**Foreign exchange risk**

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Currency options (USD) are used to manage foreign exchange risk (refer to Note 11).

The following balances are held in AUD and USD at 30 June 2007:

| | NOTES | AUD | USD REPORTED IN AUD | TOTAL AUD |
|---|---|---|---|---|
| Cash at bank | 9 | 1,975,259 | 363,564 | 2,338,823 |
| Term deposits | 9 | - | 6,668,672 | 6,668,672 |
| Commercial bills | 9 | 26,682,216 | - | 26,682,216 |
| Commercial bills | 12 | 9,690,797 | - | 9,690,797 |
| Security deposit | 12 | 800,000 | - | 800,000 |
| | | 39,148,272 | 7,032,236 | 46,180,508 |

### b) Credit risk

The credit risk on financial assets of the Group which have been recognised on the balance sheet, other than investment in shares, is generally the carrying amount, net of any provisions for doubtful debts.

### c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities.

The Group has experienced recurring operating losses and operating cash outflows since inception to 30 June 2007. Due to negative cash flow position the Group has not committed to any credit facilities rather relied upon equity and debt financing through private and public equity investors.




### d) Cash flow and fair value interest rate risk



As the Group has significant Bank Accepted Commercial Bills and Term Deposits interest bearing assets, the Group's income and operating cash flows are exposed to changes in market interest rates.

The Group's exposure to interest rate risk predominately arises from assets and liabilities bearing variable interest rates as the company intends to hold fixed rate assets and liabilities to maturity or to a time when the assets and liabilities are converted at the option of the holder.

## 3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.



## 3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

### Research and development expenditure



The Group has expensed all internal research and development expenditure incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits are not considered certain. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalised under AASB 138.



Intellectual property acquired during the year from external sources have been capitalized and amortised over its useful life. The directors have assessed the fair value of the acquired intellectual property at year end and have determined that it is not impaired.

### Fair value of financial assets and liabilities

The Group has entered into a number of Australian dollar (AUD) put option agreements and Smart Forward exchange contracts to purchase US dollar (USD) to manage its exposure to foreign exchange movements. The directors have assessed and measured the derivative instruments at their fair value at year end.



### Impairment of intangible assets

The Group reviews definite life intangibles for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Group makes estimates and assumptions about the recoverability of intellectual property..



## 4 SEGMENT INFORMATION

The Group's operations during the year were predominantly in Australia. The Group operates in only one market segment, that of the research and development of biopharmaceutical products for commercial sale.

## 5 REVENUE

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| **From continuing operations** | | | | |
| Interest | 304,199 | 18,362 | 304,199 | 18,362 |



## 6 OTHER INCOME

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Gain on conversion of financial instruments | 4,950,574 | – | 4,950,574 | – |



On 24 May 2007 the Series B convertible notes and Series A preferred shares were converted into ordinary shares (refer Note 20 (e)).



# 7 EXPENSES

Loss before income tax includes the following specific expenses:






| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| **Depreciation** | | | | |
| Plant and equipment | **11,120** | 29,988 | **11,120** | 29,988 |
| **Net foreign exchange loss** | **272,161** | 7,289 | **272,161** | 7,289 |
| **Finance costs** | | | | |
| Interest payable on convertible notes | **370,948** | 262,113 | **370,948** | 262,113 |
| Interest payable on preference shares | **1,126,227** | 1,431,007 | **1,126,227** | 1,431,007 |
| Other finance expense | **-** | 1,529 | **-** | 1,529 |
| | **1,497,175** | 1,694,649 | **1,497,175** | 1,694,649 |
| **Fair value losses on derivative financial instrument** | **359,216** | - | **359,216** | - |
| **Employee benefit expense** | | | | |
| Employee benefit expense | **456,892** | 313,272 | **456,892** | 313,272 |
| Defined contribution superannuation expense | **8,327** | - | **8,327** | - |
| Share option expense | **225,013** | 38,040 | **225,013** | 38,040 |
| | **690,232** | 351,312 | **690,232** | 351,312 |
| **Research and development** | | | | |
| Research and development expensed | **2,376,013** | 1,103,380 | **2,376,013** | 1,103,380 |
| Research and development grant | **-** | (43,060) | **-** | (43,060) |
| Amortisation of intangible assets | **71,768** | - | **-** | - |
| | **2,447,781** | 1,060,320 | **2,376,013** | 1,060,320 |



# 8 INCOME TAX BENEFIT



## a) Income tax benefit





| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| Current tax | **-** | - | **-** | - |
| Deferred tax expense | **(348,155)** | - | **(348,155)** | - |
| | **(348,155)** | - | **(348,155)** | - |



The deferred tax asset relates to a Research and Development tax rebate payment received during the year under Section 73 B of the Income Tax Assessment Act 1936.

## 8 INCOME TAX BENEFIT (CONTINUED)

### b) Numerical reconciliation of income tax expense to prima facie tax payable

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Loss from continuing operations before income tax expense | **(753,455)** | (3,510,503) | **(681,687)** | (3,510,503) |
| Tax at the Australian tax rate of 30% (2006 – 30%) | **(226,037)** | (1,053,151) | **(204,506)** | (1,053,151) |
| Tax effect of amounts which are not deductible in calculating taxable income: | | | | |
| Amortisation of intangibles | **21,531** | – | **–** | – |
| R&D expenditures | **573,750** | – | **573,750** | – |
| Share-based payments | **67,504** | 11,412 | **67,504** | 11,412 |
| Interest on preference shares | **(1,102,770)** | 429,302 | **(1,102,770)** | 429,302 |
| | **(666,022)** | (612,437) | **(666,022)** | (612,437) |
| Previously unrecognised tax losses now recouped to reduce current tax expense | **(348,155)** | – | **(348,155)** | – |
| Benefit of tax losses not recognised | **666,022** | 612,437 | **666,022** | 612,437 |
| Income tax expense | **(348,155)** | – | **(348,155)** | – |

### c) Tax losses

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Opening balance | **5,394,788** | 4,031,072 | **5,394,788** | 4,031,072 |
| Movement in tax losses due to under/over provision | **–** | 751,279 | **–** | 751,279 |
| Tax losses generated during the year | **666,022** | 612,437 | **666,022** | 612,437 |
| Unused tax losses for which no deferred tax asset has been recognised | **6,060,810** | 5,394,788 | **6,060,810** | 5,394,788 |
| Potential tax benefit @ 30% | **1,818,243** | 1,618,436 | **1,818,243** | 1,618,436 |

The Group maybe entitled to claim additional deductions for research and development expenditure, and other items for which the tax treatment is uncertain. The amount of any research and development deduction has not been determined at the year end and as such has not been included in the calculation of the above losses.

The Group adopts a conservative approach to the treatment of expenditure for which the tax treatment is uncertain. A tax deduction for such items shall only be claimed following confirmation by advisors and, or the relevant tax authorities.

The benefit for tax losses will only be obtained if:

i) the Group derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or
ii) the Group continues to comply with the conditions for deductibility imposed by tax legislation, and
iii) no changes in tax legislation adversely affect the Group in realising the benefit from the deduction for the losses.

### d) Tax consolidation legislation

QRxPharma Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 7 December 2002. The accounting policy in relation to this legislation is set out in Note 1(g).

# 9 CURRENT ASSETS – CASH AND CASH EQUIVALENTS

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Cash at bank | **2,338,824** | 248,711 | **2,338,824** | 248,711 |
| Term deposits | **6,668,672** | – | **6,668,672** | – |
| Commercial bills | **26,682,216** | – | **26,682,216** | – |
| | **35,689,712** | 248,711 | **35,689,712** | 248,711 |





## a) Cash at bank

These bear an interest rate of 5.98% (2006: 4.25%) for the AUD accounts and 3% (2006: nil) for the USD accounts.

## b) Term deposits

These are USD deposits and bear a fixed interest rate of 5.1% (2006: nil). These deposits have a maturity of no more than 2 months.

## c) Commercial bills

These commercial bills are bearing an average interest rate of 6.30% (2006: nil) and have a maturity of less than three months.

Bank accepted commercial bills and term deposits with a maturity greater than 3 months have been classified as held-to-maturity investments (refer Note 12).

# 10 CURRENT ASSETS – TRADE AND OTHER RECEIVABLES

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Interest receivable | **56,546** | – | **56,546** | – |
| Other receivables | **79,019** | – | **79,019** | – |
| | **135,565** | – | **135,565** | – |



Other receivables relate to net refund of Goods and Services Tax at year end.

## 11 OTHER FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| **CURRENT ASSETS** | | | | |
| Derivative financial instrument | 374,470 | – | 374,470 | – |
| **Total current assets** | 374,470 | – | 374,470 | – |
| **NON-CURRENT ASSETS** | | | | |
| Derivative financial instrument | 547,768 | – | 547,768 | – |
| **Total non-current assets** | 547,768 | – | 547,768 | – |
| **TOTAL ASSETS** | 922,238 | – | 922,238 | – |
| **CURRENT LIABILITIES** | | | | |
| Derivative financial instrument | 154,024 | – | 154,024 | – |
| **TOTAL LIABILITIES** | 154,024 | – | 154,024 | – |

### Instruments used by the Group

It is anticipated that the Group will spend at least $31 million over the next two years on research and development expenditure associated with clinical trials conducted in the US. In order to protect against adverse foreign exchange movements between AUD and USD, the Group has entered into a series of foreign exchange put option contracts to purchase US dollars with each put option standing alone.

These put options contracts are hedging existing purchase contracts and highly probable forecasted purchases over the ensuing two financial years and mature as follows:

| | SELL AUSTRALIAN DOLLARS | | AVERAGE EXCHANGE RATE | |
|---|---|---|---|---|
| **BUY US DOLLARS** | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| **Maturity** | | | | |
| 6 – 12 months | 13,200,000 | – | 0.8180 | – |
| 1 – 2 years | 17,900,000 | – | 0.8180 | – |

Amounts disclosed above represent currency sold measured at the contracted rate.

The Group has also entered into a series of Smart Forward exchange contracts. These mature within six months from 30 June 2007. The Australian Dollar call amount is for $7,800,000, has a floor of USD 0.80 cents and a trigger of USD 0.8475. Each contract stands alone. At 30 June 2007 a fair value of $154,024 has been recognised in relation to the Smart Forward exchange contracts. The loss in relation to the November and December 2007 contracts has not been recognised as it cannot be reliably estimated that the exchange rate trigger will be breached.



## 12 CURRENT ASSETS – HELD-TO-MATURITY INVESTMENTS



| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Commercial bills | 9,690,797 | – | 9,690,797 | – |
| Security deposit | 800,000 | – | 800,000 | – |
| | 10,490,797 | – | 10,490,797 | – |

The commercial bill is bearing the interest rate of 6.47% (2006: nil) and matures in December 2007.

It is the company's intention to hold the security deposit until the maturity of the Smart Forward exchange contracts. This security deposit bears a fixed interest rate of 6.2% (2006: nil).

## 13 CURRENT ASSETS – OTHER CURRENT ASSETS

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Prepayments | 118,373 | – | – | – |

## 14 NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Investment in subsidiaries (Note 27) | – | – | 16,121,070 | 500,750 |
| Less provision for write down to recoverable amount | – | – | (500,750) | (500,750) |
| | – | – | 15,620,320 | – |



These financial assets are carried at cost.



## 15 NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

| | CONSOLIDATED | PARENT |
|---|---|---|
| | PLANT & EQUIPMENT $ | PLANT & EQUIPMENT $ |
| **AT 1 JULY 2005** | | |
| Cost | 109,277 | 109,277 |
| Accumulated depreciation | (60,947) | (60,947) |
| **Net book amount** | 48,330 | 48,330 |
| **YEAR ENDED 30 JUNE 2006** | | |
| Opening net book amount | 48,330 | 48,330 |
| Depreciation charge | (29,988) | (29,988) |
| **Closing net book amount** | 18,342 | 18,342 |
| **AT 30 JUNE 2006** | | |
| Cost | 109,277 | 109,277 |
| Accumulated depreciation | (90,935) | (90,935) |
| **Net book amount** | 18,342 | 18,342 |
| **YEAR ENDED 30 JUNE 2007** | | |
| Opening net book amount | **18,342** | **18,342** |
| Additions | **18,260** | **18,260** |
| Depreciation charge | **(11,120)** | **(11,120)** |
| **Closing net book amount** | **25,482** | **25,482** |
| **AT 30 JUNE 2007** | | |
| Cost | **127,537** | **127,537** |
| Accumulated depreciation | **(102,055)** | **(102,055)** |
| **Net book amount** | **25,482** | **25,482** |

## 16 NON-CURRENT ASSETS – INTANGIBLE ASSETS

| | CONSOLIDATED | | |
|---|---|---|---|
| | PATENTS, TRADEMARKS AND OTHER RIGHTS $ | OTHER INTANGIBLE ASSETS $ | TOTAL $ |
| **AT 1 JULY 2005** | | | |
| Cost | – | 889,307 | 889,307 |
| Accumulated amortisation and impairment | – | (889,307) | (889,307) |
| **Net book amount** | – | – | – |
| **YEAR ENDED 30 JUNE 2006** | | | |
| Opening net book amount | – | – | – |
| **Closing net book amount** | – | – | – |
| **AT 30 JUNE 2006** | | | |
| Cost | – | 889,307 | 889,307 |
| Accumulated amortisation and impairment | – | (889,307) | (889,307) |
| **Net book amount** | – | – | – |
| **YEAR ENDED 30 JUNE 2007** | | | |
| Opening net book amount | – | – | – |
| Acquisition of intellectual property | **15,501,947** | – | **15,501,947** |
| Amortisation charge | **(71,768)** | – | **(71,768)** |
| **Closing net book amount** | 15,430,179 | – | 15,430,179 |
| **AT 30 JUNE 2007** | | | |
| Cost | **15,501,947** | **889,307** | **16,391,254** |
| Accumulated amortisation and impairment | **(71,768)** | **(889,307)** | **(961,075)** |
| **Net book amount** | **15,430,179** | – | **15,430,179** |

The patents, trademarks and other rights asset of $15.5 million relates to the Group's acquisition of CNS Co, Inc. which held an exclusive worldwide license from the University of Alabama of certain technology relating to the treatment of central nervous system (CNS) disorders and other related diseases (Torsin IP). Under the terms of this agreement the Group will use its commercially reasonable best efforts to bring a product or process using the Torsin IP to market through a commercially reasonable development programme to meet certain milestones. The first milestone is the filling of an investigational new drug application for a product within three years. Refer also to Notes 20(h) and 24.

## 16 NON-CURRENT ASSETS – INTANGIBLE ASSETS (CONTINUED)

| | PARENT | | |
|---|---|---|---|
| | PATENTS, TRADEMARKS AND OTHER RIGHTS $ | OTHER INTANGIBLE ASSETS $ | TOTAL $ |
| **AT 1 JULY 2005** | | | |
| Cost | – | 414,375 | 414,375 |
| Accumulated amortisation and impairment | – | (414,375) | (414,375) |
| **Net book amount** | – | – | – |
| **YEAR ENDED 30 JUNE 2006** | | | |
| Opening net book amount | – | – | – |
| **Closing net book amount** | – | – | – |
| **AT 30 JUNE 2006** | | | |
| Cost | – | 414,375 | 414,375 |
| Accumulated amortisation and impairment | – | (414,375) | (414,375) |
| **Net book amount** | – | – | – |
| **YEAR ENDED 30 JUNE 2007** | | | |
| Opening net book amount | – | – | – |
| **Closing net book amount** | – | – | – |
| **AT 30 JUNE 2007** | | | |
| Cost | – | **414,375** | **414,375** |
| Accumulated amortisation and impairment | – | **(414,375)** | **(414,375)** |
| **Net book amount** | – | – | – |





## 17 CURRENT LIABILITIES – TRADE AND OTHER PAYABLES



| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| Trade payables | **400,411** | 398,727 | **400,411** | 398,727 |
| Amounts due to subsidiaries | – | – | **27,700** | 27,700 |
| Accrued employee benefits | **271,428** | 193,887 | **271,428** | 193,887 |
| Other payables | **6,010** | 6,874 | **6,010** | 6,874 |
| | **677,849** | 599,488 | **705,549** | 627,188 |

# 18 CURRENT LIABILITIES - BORROWINGS

## Secured

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| Convertible notes Series A | - | 2,750,333 | - | 2,750,333 |
| Convertible notes Series B | - | 275,072 | - | 275,072 |
| Accrued interest on convertible notes | - | 94,647 | - | 94,647 |
| Warrant liability | - | 75,511 | - | 75,511 |
| **Total secured current borrowings** | - | 3,195,563 | - | 3,195,563 |

## Convertible notes - Series A

The parent entity issued $2,500,000 by way of convertible notes in three tranches. The notes were converted into Series A Preference Shares at the option of the holder on the occurrence of qualified financing, being the raising of greater than $15 million of funds. The conversion price of each convertible note was determined by the terms of the Convertible Note Deed dated 18 August 2004.

Interest accrued daily at a rate of 10% per annum on the Principal Amount. Any unpaid interest was capitalised annually into the underlying note balance. On 24 May 2007 the Series A Convertible note and accrued interest were converted into Series A preference shares prior to conversion into 5,674,837 ordinary shares (refer to Note 20 (e)).

## Convertible notes - Series B

The parent entity issued $1,745,000 by way of convertible notes in four tranches, the first being called on 30 June 2006 and the second being called on 28th February 2007. The total of the two tranches was $1,500,000. The remaining tranches were not called. On 24th May 2007 the Series B convertible notes were converted into Series A preference shares at the option of the holder at a conversion price of $0.50 prior to conversion into 5,550,000 ordinary shares.

The warrants attached to the convertible notes were exercised on 24 May 2007 at $0.50 per option into 5,550,000 ordinary shares (refer to Note 20 (e)).

# 19 NON-CURRENT LIABILITIES - BORROWINGS

## Unsecured

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| Preference shares Series A | - | 12,782,281 | - | 12,782,281 |
| Interest payable on preference shares | - | 791,834 | - | 791,834 |
| **Total unsecured non-current borrowings** | - | 13,574,115 | - | 13,574,115 |

The 2006 balance represented 10,249,142 fully paid cumulative convertible preference shares less transaction costs. The shares were convertible at $1.00 per share or a price in accordance with the terms included in the Shareholders Deed dated 6 December 2002.

Convertible preference shares entitled the holder to have priority over ordinary shareholders upon liquidation of the company or in the event of an initial public offering, and each preferred shareholder maintained the right to receive cumulative dividends if the company declares and pays discretionary dividends in respect of ordinary shares. Each Series A Preferred Share carried a right to receive, out of funds legally available for the payment of dividends, cumulative dividends at an annual rate equal to 10% of the Issue Price, accrued on a daily basis from the date of issuance of such share and compounded on an annual basis calculated on each anniversary of the date of issue.

On 24th May 2007 the Series A Cumulative Preferred shares were converted into 18,960,911 ordinary shares prior to share consolidation (refer to Note 20(e)).

## 20 CONTRIBUTED EQUITY

### a) Share capital

| | PARENT ENTITY | | PARENT ENTITY | |
|---|---|---|---|---|
| | 2007 SHARES | 2006 SHARES | 2007 $ | 2006 $ |
| Ordinary shares – fully paid | **75,000,000** | 7,588,721 | **79,932,841** | 669,968 |

### b) Movements in ordinary share capital

| DATE | DETAILS | NOTES | NUMBER OF SHARES | ISSUE PRICE | $ |
|---|---|---|---|---|---|
| 1 July 2005 | Opening balance | | 7,318,500 | | 629,435 |
| 6 September 2005 | Exercise of 2003 options | | 5,000 | $0.15 | 750 |
| 10 May 2006 | Exercise of 2004 options | | 8,125 | $0.15 | 1,219 |
| 18 June 2006 | Exercise of 2003 options | | 50,000 | $0.15 | 7,500 |
| 18 June 2006 | Exercise of 2004 options | | 207,096 | $0.15 | 31,064 |
| **30 June 2006** | **Balance** | | **7,588,721** | | **669,968** |
| | | | | | |
| 1 July 2006 | Opening balance | | **7,588,721** | | **669,968** |
| 11 August 2006 | Exercise of options | (d) | **9,120** | **$0.15** | **1,368** |
| 12 March 2007 | Exercise of options | (d) | **60,000** | **$0.15** | **9,000** |
| 19 April 2007 | Exercise of options | (d) | **654,192** | **$0.15** | **98,128** |
| 25 April 2007 | Exercise of options | (d) | **80,000** | **$0.15** | **12,000** |
| 25 April 2007 | Exercise of options – net | (d) | **653,640** | | **-** |
| 25 April 2007 | Issue of shares | (d) | **509,325** | | **-** |
| 24 May 2007 | Conversion of Preferred Shares Series A | (e) | **18,960,911** | **$0.54** | **9,898,216** |
| 24 May 2007 | Conversion of Convertible Note Series A | (e) | **5,674,837** | **$0.54** | **3,067,479** |
| 24 May 2007 | Conversion of Convertible Note Series B | (e) | **5,550,000** | **$0.27** | **1,500,000** |
| 24 May 2007 | Conversion of Convertible Note Series B Warrants | (e) | **5,550,000** | **$0.27** | **1,500,000** |
| 24 May 2007 | Issue of shares in settlement of IP deed | (f) | **1,912,500** | **$1.00** | **1,912,500** |
| 25 May 2007 | Compression of shares prior to IPO | (g) | **(4,703,246)** | | **-** |
| 25 May 2007 | Share issue to acquire subsidiary | (h) | **7,500,000** | **$2.00** | **15,000,000** |
| 25 May 2007 | Share issue from IPO | (i) | **25,000,000** | **$2.00** | **50,000,000** |
| | Less: Transaction costs arising on IPO | | | | **(3,699,218)** |
| | Less: Transaction costs arising on other capital raising | | | | **(36,600)** |
| **30 June 2007** | **Balance** | | 75,000,000 | | 79,932,841 |

### c) Ordinary shares

Each ordinary shareholder maintains, when present in person or by proxy or by attorney at any general meeting of the company, the right to cast one vote for each ordinary share held.

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.





## d) Options

Information relating to the QRxPharma Limited Employee Share Option Plan and QRxPharma Pty Limited Employee Share Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in Note 30.

On 25 April 2007 cashless options were exercised resulting in the issue of 653,640 shares.

Certain options carried anti-dilution provisions which resulted in an uplift of 509,325 options which were exercised at the same time.

These shares were issued to directors and key management personnel of the Group during the year.

## e) Conversion of Series A preference shares, convertible notes and warrants

On 24 May 2007 and prior to completion by the company of its initial public offering the Series A preference shares, convertible notes and warrants have been converted to ordinary shares at a 1.85 conversion rate in accordance with the terms of the IPO deed dated 27 April 2007.

## f) Issue of shares in settlement of IP deed

On 24 May 2007 the Company issued 1,912,500 ordinary shares to Uniquest Pty Limited at $1.00 per share to compensate Uniquest Pty Limited for early settlement of an intellectual property subscription deed.

## g) Share consolidation

On 25 May 2007 and also prior to the IPO, the company completed a consolidation of ordinary shares which reduced the number of shares on issue by a factor per share of 0.90036.

## h) Share issue to acquire subsidiary

The Group acquired 100% of the equity of CNS Co, Inc. on 26 April 2007 for consideration equivalent to 10% of the post-IPO ordinary capital of the Company (refer to Note 26).

## i) Share issue from IPO

On 25 May 2007 the company listed on the Australian Securities Exchange (ASX) following the completion of a fully underwritten IPO with a subscription of 25,000,000 ordinary shares at an issue price of $2.00 per share.

## j) Voluntary Escrows

Certain directors, consultants and pre IPO investors have voluntarily escrowed their shareholdings in the company. Collectively these escrows extend to 10,795,929 ordinary shares through to 25 May 2008 and a further 34,229,407 ordinary shares through to 25 May 2009.

# 21 RESERVES AND ACCUMULATED LOSSES

## a) Reserves



| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| **Share-based payments reserve** | **386,894** | 161,881 | **386,894** | 161,881 |
| **Movements:** | | | | |
| **Share-based payments reserve** | | | | |
| Balance 1 July | **161,881** | 123,841 | **161,881** | 123,841 |
| Option expense | **148,614** | 38,040 | **148,614** | 38,040 |
| Options issued under anti-dilution provisions | **76,399** | – | **76,399** | – |
| **Balance 30 June** | **386,894** | 161,881 | **386,894** | 161,881 |

This reserve is not distributable.



## 21 RESERVES AND ACCUMULATED LOSSES (CONTINUED)

### b) Accumulated losses

Movements in accumulated losses were as follows:





| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| Opening accumulated losses | **(17,933,962)** | (14,423,459) | **(17,961,662)** | (14,451,159) |
| Loss for the year | **(405,300)** | (3,510,503) | **(333,532)** | (3,510,503) |
| **Balance 30 June** | **(18,339,262)** | (17,933,962) | **(18,295,194)** | (17,961,662) |



## 22 KEY MANAGEMENT PERSONNEL DISCLOSURES

### a) Directors

The following persons were directors of QRxPharma Limited during the financial year:



**i) Chairman – non-executive**
Peter C Farrell (appointed 27 April 2007)

**ii) Executive directors**
John W Holaday, Managing Director (appointed 27 April 2007) and Chief Executive Officer (appointed 14 April 2007)
Gary W Pace, Consultant



**iii) Non-executive directors**
Michael A Quinn
R Peter Campbell (appointed 27 April 2007)
Michael S Hirshorn (resigned 27 April 2007)
George Savage (resigned 27 April 2007)
David A Henderson (resigned 27 April 2007)
David Stack (resigned 27 April 2007)



### b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:



| NAME | POSITION | |
|---|---|---|
| Douglas A Saltel | Chief Operating Officer | (from 14 April 2007) |
| Warren C Stern | Executive Vice President, Drug Development | (from 14 April 2007) |
| Felix de la Iglesia | Chief Scientific Officer and Vice President of Research and Development | (from 1 July 2006 until 25 May 2007) |
| Chris J Campbell | Chief Financial Officer and Company Secretary | (from 1 March 2007) |
| B Nicholas Harvey | Chief Financial Officer | (from 1 July 2006 until 1 March 2007) |

All of the above persons were also key management persons during the year ended 30 June 2006, except for Douglas A Saltel, Warren C Stern and Chris J Campbell.

## c) Key management personnel compensation

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Short-term employee benefits | 445,725 | 329,110 | 445,725 | 329,110 |
| Post-employment benefits | 8,327 | – | 8,327 | – |
| Long-term benefits | – | – | – | – |
| Share-based payments | 171,207 | 18,687 | 171,207 | 18,687 |
| | 625,259 | 347,797 | 625,259 | 347,797 |

The company has taken advantage of the relief provided by Corporations Regulation 2M.6.04 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in sections A–C of the remuneration report on pages 14–19.

## d) Equity instrument disclosures relating to key management personnel

**i) Options provided as remuneration and shares issued on exercise of such options**

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the remuneration report on pages 19–21.

**ii) Option holdings**

The numbers of options over ordinary shares in the company held during the financial year by each director of QRxPharma Limited and other key management personnel of the Group, including their personally related parties, are set out below.

| 2007<br>NAME | BALANCE AT START OF THE YEAR | GRANTED AS COMPENSATION | EXERCISED | CASHLESS OPTIONS EXERCISE | BALANCE AT END OF THE YEAR | VESTED AND EXERCISABLE | UNVESTED |
|---|---|---|---|---|---|---|---|
| **Directors of QRxPharma Limited** | | | | | | | |
| Peter C Farrell | – | 604,089 | – | – | 604,089 | – | 604,089 |
| John W Holaday | – | 805,452 | – | – | 805,452 | – | 805,452 |
| Gary W Pace | 207,096 | 402,726 | (207,096) | – | 402,726 | – | 402,726 |
| Michael A Quinn | – | 402,726 | – | – | 402,726 | – | 402,726 |
| R Peter Campbell | – | 241,635 | – | – | 241,635 | – | 241,635 |
| David Stack (resigned 27 April 2007) | 447,096 | – | (447,096) | – | – | – | – |
| **Other key management personnel of the Group** | | | | | | | |
| Warren C Stern | – | 805,452 | – | – | 805,452 | – | 805,452 |
| Douglas A Saltel | – | 805,452 | – | – | 805,452 | – | 805,452 |
| Chris J Campbell | – | 402,726 | – | – | 402,726 | – | 402,726 |
| Felix de la Iglesia (resigned 25 May 2007) | – | 50,000 | – | – | 50,000 | – | 50,000 |
| B Nicholas Harvey (resigned 1 March 2007) | 131,788 | – | – | (131,788) | – | – | – |

## 22 KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

### d) Equity instrument disclosures relating to key management personnel (continued)

**ii) Option holdings (continued)**

| 2006 NAME | BALANCE AT START OF THE YEAR | GRANTED AS COMPENSATION | EXERCISED | CANCELLED | BALANCE AT END OF THE YEAR | VESTED AND EXERCISABLE | UNVESTED |
|---|---|---|---|---|---|---|---|
| **Directors of QRxPharma Limited** | | | | | | | |
| Gary W Pace | 207,096 | – | – | – | 207,096 | 207,096 | – |
| David Stack | 447,096 | – | – | – | 447,096 | 267,096 | 180,000 |
| Michael A Quinn | – | – | – | – | – | – | – |
| Ronald M Cresswell (resigned 10 February 2006) | 100,000 | – | – | (50,000) | 50,000 | 50,000 | – |
| **Other key management personnel of the Group** | | | | | | | |
| Felix de la Iglesia | 207,096 | – | (207,096) | – | – | – | – |
| B Nicholas Harvey | 131,788 | – | – | – | 131,788 | 131,788 | – |

The additional shares issued to the directors on 25 April 2007 under the anti-dilution provision (Note 20(d)) were:

| NAME | SHARES ISSUED |
|---|---|
| **Directors of QRxPharma Limited** | |
| Gary W Pace | 71,689 |
| David Stack | 154,768 |
| **Other key management personnel of the Group** | |
| Felix de la Iglesia | 88,996 |
| B Nicholas Harvey | 45,620 |

### iii) Share holdings

The numbers of shares in the company held during the financial year by each director of QRxPharma Limited and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

| 2007<br>NAME | BALANCE AT THE START OF THE YEAR | RECEIVED DURING THE YEAR ON THE EXERCISE OF OPTIONS | OTHER CHANGES DURING THE YEAR | BALANCE AT THE END OF THE YEAR |
|---|---|---|---|---|
| **Directors of QRxPharma Limited – Ordinary shares** | | | | |
| Peter C Farrell (appointed 27 April 2007) | **–** | **–** | **1,145,540** | **1,145,540** |
| John W Holaday (appointed 27 April 2007) | **–** | **–** | **7,505,000** | **7,505,000** |
| Gary W Pace | **1,573,511** | **207,096** | **1,409,476** | **3,190,083** |
| Michael A Quinn | **500,000** | **–** | **10,043,090** | **10,543,090** |
| R Peter Campbell (appointed 27 April 2007) | **–** | **–** | **50,000** | **50,000** |
| David Stack (resigned 27 April 2007) | **–** | **447,096** | **94,799** | **541,895** |
| Michael S Hirshorn (resigned 27 April 2007) | **–** | **–** | **–** | **–** |
| George Savage (resigned 27 April 2007) | **–** | **–** | **–** | **–** |
| David A Henderson (resigned 27 April 2007) | **–** | **–** | **–** | **–** |
| **Other key management personnel of the Group – Ordinary shares** | | | | |
| Warren C Stern | **–** | **–** | **–** | **–** |
| Douglas A Saltel | **–** | **–** | **–** | **–** |
| Chris J Campbell | **–** | **–** | **–** | **–** |
| Felix de la Iglesia (resigned 25 May 2007) | **607,096** | **–** | **773,270** | **1,380,366** |
| B Nicholas Harvey (resigned 1 March 2007) | **175,000** | **131,788** | **(7,292)** | **299,496** |

| 2006<br>NAME | BALANCE AT THE START OF THE YEAR | RECEIVED DURING THE YEAR ON THE EXERCISE OF OPTIONS | OTHER CHANGES DURING THE YEAR | BALANCE AT THE END OF THE YEAR |
|---|---|---|---|---|
| **Directors of QRxPharma Limited – Ordinary shares** | | | | |
| Gary W Pace | 1,573,511 | – | – | 1,573,511 |
| Michael A Quinn | 500,000 | – | – | 500,000 |
| David Stack | – | – | – | – |
| Michael S Hirshorn | – | – | – | – |
| George Savage | – | – | – | – |
| David A Henderson | – | – | – | – |
| Ronald M Cresswell (resigned 10 February 2006) | – | – | – | – |
| **Other key management personnel of the Group – Ordinary shares** | | | | |
| Felix de la Iglesia | 400,000 | 207,096 | – | 607,096 |
| B Nicholas Harvey | 175,000 | – | – | 175,000 |

## 22 KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

### e) Other transactions with key management personnel

During the year, the company directly engaged and contracted the services of certain key management personnel to perform consulting services for the Group. The total amount paid to key management personnel for contracted services rendered during the year amounted to $321,716 (2006: $269,086).

A former director, David Stack, is a director and shareholder of Stack Pharmaceuticals, Inc. During the year, Stack Pharmaceuticals provided consulting services to the Company on normal commercial terms amounting to $13,513 (2006: $65,853).

A director, Michael A Quinn, is a director and shareholder of Innovation Capital Associates Pty Limited. During the year, Innovation Capital Associates Pty Limited provided administration and other services and facility support to the company on normal commercial terms amounting to $97,930 (2006:$nil).

## 23 REMUNERATION OF AUDITORS

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| **a) Audit services** | | | | |
| **PricewaterhouseCoopers Australian firm** | | | | |
| Audit and review of financial reports and other audit work under the Corporations Act 2001 | **97,200** | 15,000 | **97,200** | 15,000 |
| **Total remuneration for audit services** | **97,200** | 15,000 | **97,200** | 15,000 |
| **b) Non-audit services** | | | | |
| **PricewaterhouseCoopers Australian firm** | | | | |
| Audit related services | **145,000** | – | **145,000** | – |
| Taxation services | **80,300** | – | **80,300** | – |
| **Total remuneration for audit related services** | **225,300** | – | **225,300** | – |
| | **322,500** | 15,000 | **322,500** | 15,000 |

## 24 CONTINGENCIES AND COMMITMENTS

As detailed in Note 20(h) the Group acquired on 26 April 2007 a 100% interest in CNS Co. Inc. As also detailed in Note 16 the Group through this acquisition now holds a license agreement with University of Alabama (USA). Under the terms of this licence agreement the Group is obligated to meet certain milestone payments as advances against future royalties from the Torsin programme as follows:

a) USD 750,000 on commencement by the Group of Phase II clinical trial for any Torsin IP product;
b) USD 1,500,000 on commencement by the Group of Phase III clinical trial for any Torsin IP product;
c) USD 2,000,000 on the date of receipt by the Group of first market approval for each Torsin IP product.

The agreement may be terminated by the Group at any time on 6 months notice to the University of Alabama and upon payment of all amounts due to University of Alabama to the effective termination date. The agreement will expire on the last expire date of the patents licensed under the agreement.

The Group also holds a Sponsored Research Agreement with the University of Alabama. The Group is committed to paying the University of Alabama USD 400,000 per annum, payable quarterly for five years from 25 May 2007. This agreement can be terminated by the Group at any time without cause upon 12 months prior written notice to the University of Alabama.






## 25 RELATED PARTY TRANSACTIONS

### a) Subsidiaries

Interests in subsidiaries are set out in Note 27.

### b) Key management personnel

Disclosures relating to key management personnel are set out in Note 22.

### c) Outstanding balances

The following balances are outstanding at the reporting date in relation to transactions with related parties:

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| **Current payables** | | | | |
| Subsidiaries | - | - | 27,700 | 27,700 |
| Balances in relation to related parties | 45,199 | 135,960 | 45,199 | 135,960 |

## 26 BUSINESS COMBINATION

### a) Summary of acquisition

On 28 March 2007 the formation of a wholly owned US subsidiary QRxPharma, Inc was completed.

By agreement dated 26 April 2007, between CNS Co, Inc, the Company, QRxPharma, Inc and John W Holaday, CNS Co, Inc merged with QRxPharma, Inc. Upon the merger CNS Co, Inc ceased to exist and QRxPharma, Inc. became the surviving entity. Under the terms of the merger agreement the purchase consideration for CNS Co, Inc. was satisfied through the issue of 7,500,000 ordinary shares in the Company.

The acquired business contributed losses of $71,768 to the Group for the period from 26 April 2007 to 30 June 2007. The loss relates to the amortisation of intellectual property for the period. If the acquisition had occurred on 1 July 2006, there would be no change in the reported consolidated revenue and consolidated profit for the year ended 30 June 2007.

Details of net assets acquired is as follows:

| | $ |
|---|---|
| **Purchase consideration** | |
| Fair value of shares issued. 7,500,000 ordinary shares at $2.00 | 15,000,000 |
| Direct costs relating to the acquisition | 220,462 |
| Working capital investment | 399,858 |
| **Total purchase consideration** | 15,620,320 |
| **Fair value of net identifiable assets acquired** | 15,620,320 |

### b) Fair value of assets acquired

| | |
|---|---|
| Intellectual property | 15,501,947 |
| Prepayment for intellectual property | 118.373 |
| Net assets | 15,620,320 |
| **The carrying value is equal to the fair value** | |





## 27 SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in Note 1(c):

| NAME OF ENTITY | COUNTRY OF INCORPORATION | CLASS OF SHARES | EQUITY HOLDING 2007 % | EQUITY HOLDING 2006 % |
|---|---|---|---|---|
| Lynx Pty Limited | Australia | Ordinary | **100** | 100 |
| Haempatch Pty Limited | Australia | Ordinary/Preference | **100** | 100 |
| QRxPharma, Inc. | USA | Ordinary | **100** | – |



## 28 RECONCILIATION OF PROFIT AFTER INCOME TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES



| | CONSOLIDATED 2007 $ | CONSOLIDATED 2006 $ | PARENT 2007 $ | PARENT 2006 $ |
|---|---|---|---|---|
| Loss for the year | **(405,300)** | (3,510,503) | **(333,532)** | (3,510,503) |
| Depreciation and amortisation | **82,888** | 29,988 | **11,120** | 29,988 |
| Non cash employee benefits expense – share-based payments | **225,013** | 38,040 | **225,013** | 38,040 |
| Net exchange differences on cash and cash equivalents | **272,161** | – | **272,161** | – |
| Change in operating assets and liabilities | | | | |
| (Increase) in other receivables and prepayments | **(253,938)** | – | **(135,565)** | - |
| Increase/(decrease) in trade creditors and accruals | **78,361** | (188,639) | **78,361** | (188,639) |
| Increase/(decrease) in other operating liabilities | **(2,534,678)** | 1,791,412 | **(2,526,872)** | 1,791,412 |
| **Net cash outflow from operating activities** | **(2,535,493)** | (1,839,702) | **(2,409,314)** | (1,839,702) |


For personal use only

## 29 LOSS PER SHARE

### a) Basic loss per share

| | CONSOLIDATED | |
|---|---|---|
| | 2007 CENTS | 2006 CENTS |
| Loss from continuing operations attributable to the ordinary equity holders of the company | (2.8) | (45.4) |

### b) Diluted loss per share

| | CONSOLIDATED | |
|---|---|---|
| | 2007 CENTS | 2006 CENTS |
| Loss from continuing operations attributable to the ordinary equity holders of the company | (2.8) | (45.4) |

### c) Reconciliations of earnings used in calculating earnings per share

| | CONSOLIDATED | |
|---|---|---|
| | 2007 $ | 2006 $ |
| **Basic loss per share** | | |
| Loss attributable to the ordinary equity holders of the company used in calculating basic earnings per share | (405,300) | (3,510,503) |
| **Diluted loss per share** | | |
| Loss attributable to the ordinary equity holders of the company used in calculating diluted earnings per share | (405,300) | (3,510,503) |

### d) Weighted average number of shares used as the denominator

| | CONSOLIDATED | |
|---|---|---|
| | 2007 NUMBER | 2006 NUMBER |
| Weighted average number of ordinary shares used as the denominator in calculating basic loss per share | 14,606,882 | 7,723,154 |
| Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share | 14,606,882 | 7,723,154 |

### e) Information concerning the classification of securities

**i) Options**

Options are considered to be potential ordinary shares. The options are not included in the calculation of diluted earnings per share because they are anti dilutive. These options could potentially dilute basic earnings per share in the future. Details relating to the options are set out in Note 30.

**ii) Cumulative redeemable preference shares**

The cumulative redeemable preference shares are not ordinary or potential ordinary shares and have not been included in the determination of basic and diluted earnings per share. These shares are classified as liabilities (refer to Note 19).

## 30 SHARE-BASED PAYMENTS

### a) QRxPharma Employee Share Option Plan (ESOP)

Prior to the completion of the IPO on 25 May 2007 and upon the exercise of all outstanding options that had not been cancelled, the existing QRxPharma Pty Limited Employee Share Option Plan (Pty ESOP) was terminated. The Pty ESOP was established to enable the company to grant options over shares to employees and consultants of the economic entity, subject to local regulations.

Options granted under the Pty ESOP carried no dividend or voting rights. The vesting period for each option was four years, or as varied by the Board, 25% vesting after 12 months from the date of grant and the balance vesting monthly over the remaining 36 month period. When exercised, each option was converted into one ordinary share and entitles the holder to the same ordinary share rights as set out in Note 20.

The QRxPharma Limited Employee Share Option Plan (Limited ESOP) was approved by shareholders at the extraordinary general meeting of members held on 24th April 2007. The 5,222,984 employee share options granted since 31 March 2007 were issued under the terms of the Limited ESOP. The details of the Limited ESOP are set out below.

Under the Limited ESOP shares may be issued by the company to eligible employees at an exercise price as determined by the remuneration committee, being not less than the share price on the grant date of the options. Any person who is employed by, or is a director, officer, executive or consultant of the company or any related body corporate of the company and whom the remuneration committee determines is eligible to participate in the option plan are eligible to participate in the plan. Employees may elect not to participate in the scheme.

The total number of shares that shall be reserved for issuance under the option plan shall not exceed ten percent (10%) of the Diluted Ordinary Share Capital in the Company as at the date of issue of the relevant options under the option plan, subject to changes in capitalization as provided in clause 16.3 of the option plan. The approval of the company's shareholders must be obtained for any amendment to the option plan in relation to:

a) increasing the maximum aggregate number of shares that may be issued under the option plan;
b) any change in the class of employees eligible to receive options under the option plan;
c) any change in the shares reserved for issuance under the option plan; and
d) substitution of another entity in place of the company as the issuer of shares under the option plan.



Options will lapse if they are not exercised before the expiration date or if the option holder leaves the employment of QRxPharma. The Board reserves discretion to waiver the latter provisions.

Options granted under the plan carry no dividend or voting rights. The vesting period for each option is three years, or as varied by the Board, one third vesting 12 months from the date of grant and the balance vesting equally each year over the remaining two year period. When exercisable, each option is convertible into one ordinary share and entitles the holder to the same ordinary share rights as set out in Note 20. Shares issued under the scheme may be sold at the expiration of any Restriction Agreement between the eligible employee and the company. Such restrictions may be imposed by the remuneration committee upon the grant of options under the option plan and such restrictions will be contained in the Option Agreement between the eligible employee and the company. In all other respects the shares rank equally with other fully paid ordinary shares on issue (refer to Note 20(c)).

## b) JP Morgan Securities Australia Limited Deed

In part consideration for underwriting services in relation to the IPO, the Company granted JP Morgan Securities Australia Limited 322,181 options to purchase 322,181 ordinary shares in the Company. These options will vest on 25 November 2007 and have a three year term through to 25 May 2010, with the option exercise price being $2.20.

## c) Set out below are summaries of options granted under the plans:

| GRANT DATE | EXPIRY DATE | EXERCISE PRICE | BALANCE AT START OF THE YEAR NUMBER | GRANTED DURING THE YEAR NUMBER | EXERCISED DURING THE YEAR NUMBER | CASHLESS OPTIONS EXERCISED DURING THE YEAR NUMBER | BALANCE AT END OF THE YEAR NUMBER | VESTED AND EXERCISABLE AT END OF THE YEAR NUMBER |
|---|---|---|---|---|---|---|---|---|
| **Consolidated and parent – 2007** | | | | | | | | |
| 19 December 2002 | 19 December 2012 | $0.30 | 40,000 | - | - | (40,000) | - | - |
| 19 February 2003 | 19 February 2008 | $0.15 | 40,000 | - | (40,000) | - | - | - |
| 1 December 2003 | 1 December 2006 | $0.15 | 20,000 | - | (20,000) | - | - | - |
| 24 February 2004 | 24 February 2013 | $0.15 | 10,000 | - | (9,124) | (876) | - | - |
| 24 February 2004 | 24 February 2014 | $0.30 | 10,000 | - | - | (10,000) | - | - |
| 24 February 2004 | 24 February 2014 | $0.15 | 6,875 | - | - | (6,875) | - | - |
| 25 February 2004 | 24 February 2014 | $0.15 | 5,000 | - | - | (5,000) | - | - |
| 16 March 2004 | 16 March 2014 | $0.15 | 10,000 | - | (10,000) | - | - | - |
| 19 May 2004 | 19 May 2014 | $0.15 | 25,000 | - | (25,000) | - | - | - |
| 24 June 2004 | 24 June 2014 | $0.15 | 20,000 | - | - | (20,000) | - | - |
| 13 July 2004 | 13 July 2014 | $0.15 | 50,000 | - | (50,000) | - | - | - |
| 14 July 2004 | 14 July 2014 | $0.15 | 40,000 | - | - | (40,000) | - | - |
| 17 August 2004 | 17 August 2014 | $0.15 | 20,000 | - | - | (20,000) | - | - |
| 19 October 2004 | 19 October 2014 | $0.15 | 784,248 | - | (364,192) | (420,056) | - | - |
| 19 February 2005 | 19 February 2015 | $0.15 | 150,000 | - | - | (150,000) | - | - |
| 18 May 2005 | 18 May 2015 | $0.15 | 240,000 | - | (240,000) | - | - | - |
| 21 September 2005 | 21 September 2015 | $0.15 | 110,000 | - | (45,000) | (65,000) | - | - |
| 31 March 2007 | 31 March 2014 | $1.42 | - | 402,726 | - | - | 402,726 | - |
| 14 April 2007 | 14 April 2014 | $1.00 | - | 2,819,082 | - | - | 2,819,082 | - |
| 25 May 2007 | 25 May 2014 | $2.00 | - | 1,448,450 | - | - | 1,448,450 | - |
| 25 May 2007 | 25 May 2014 | $1.00 | - | 552,726 | - | - | 552,726 | - |
| 25 May 2007 | 25 May 2010 | $2.20 | - | 322,181 | - | - | 322,181 | - |
| Total | | | 1,581,123 | 5,545,165 | (803,316) | (777,807) | 5,545,165 | - |
| **Weighted average exercise price** | | | $0.15 | $1.36 | $0.15 | $0.15 | $1.36 | - |

The net shares issued upon exercising of cashless options was 653,640 (refer Note 20(b)).

During the year 509,325 shares were also issued as certain options carried anti dilution provisions (refer to Note 20(b)).

Prior to the IPO options had been issued under the Pty ESOP. The Pty ESOP was terminated upon the exercise of all outstanding options that had not been cancelled.

## 30 SHARE-BASED PAYMENTS (CONTINUED)

c) Set out below are summaries of options granted under the plans: (continued)

| GRANT DATE | EXPIRY DATE | EXERCISE PRICE | BALANCE AT START OF THE YEAR NUMBER | GRANTED DURING THE YEAR NUMBER | EXERCISED DURING THE YEAR NUMBER | CANCELLED DURING THE YEAR NUMBER | BALANCE AT END OF THE YEAR NUMBER | VESTED AND EXERCISABLE AT END OF THE YEAR NUMBER |
|---|---|---|---|---|---|---|---|---|
| **Consolidated and parent – 2006** | | | | | | | | |
| 19 December 2002 | 19 December 2012 | $0.30 | 40,000 | – | – | – | 40,000 | 30,000 |
| 19 February 2003 | 19 February 2008 | $0.15 | 40,000 | – | – | – | 40,000 | 40,000 |
| 21 November 2003 | 21 November 2005 | $0.15 | 5,000 | – | (5,000) | – | – | – |
| 1 December 2003 | 1 December 2006 | $0.15 | 20,000 | – | – | – | 20,000 | 20,000 |
| 15 December 2003 | 15 December 2013 | $0.15 | 50,000 | – | (50,000) | – | – | – |
| 24 February 2004 | 24 February 2013 | $0.15 | 10,000 | – | – | – | 10,000 | 5,000 |
| 24 February 2004 | 24 February 2014 | $0.30 | 10,000 | – | – | – | 10,000 | 5,000 |
| 24 February 2004 | 24 February 2014 | $0.15 | 15,000 | – | (8,125) | – | 6,875 | 3,438 |
| 25 February 2004 | 24 February 2014 | $0.15 | 5,000 | – | – | – | 5,000 | 2,500 |
| 16 March 2004 | 16 March 2014 | $0.15 | 10,000 | – | – | – | 10,000 | 5,000 |
| 19 May 2004 | 19 May 2014 | $0.15 | 25,000 | – | – | – | 25,000 | 12,500 |
| 24 June 2004 | 24 June 2014 | $0.15 | 20,000 | – | – | – | 20,000 | 10,000 |
| 13 July 2004 | 13 July 2014 | $0.15 | 50,000 | – | – | – | 50,000 | 12,500 |
| 14 July 2004 | 14 July 2014 | $0.15 | 40,000 | – | – | – | 40,000 | 10,000 |
| 17 August 2004 | 17 August 2014 | $0.15 | 20,000 | – | – | – | 20,000 | 5,000 |
| 19 October 2004 | 19 October 2014 | $0.15 | 1,041,344 | – | (207,096) | (50,000) | 784,248 | 746,748 |
| 19 February 2005 | 19 February 2015 | $0.15 | 150,000 | – | – | – | 150,000 | 37,500 |
| 18 May 2005 | 18 May 2015 | $0.15 | 240,000 | – | – | – | 240,000 | 60,000 |
| 21 September 2005 | 21 September 2015 | $0.15 | – | 110,000 | – | – | 110,000 | – |
| Total | | | 1,791,344 | 110,000 | 270,221) | (50,000) | 1,581,123 | 1,005,186 |
| **Weighted average exercise price** | | | $0.15 | $0.15 | $0.15 | $0.15 | $0.15 | $0.15 |

No options expired during the periods covered by the above tables.

The weighted average remaining contractual life of share options outstanding at the end of the period was 7.0 years (2006 – 7.6 years).

During the year ended 30 June 2006 50,000 options with a grant date of 19 October 2004 were cancelled.

**Fair value of options granted**

The assessed fair value at grant date of options granted during the year ended 30 June 2007 was $1.46 per option (2006: $0.0975). The fair value at grant date is independently determined using a Black Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

**Fair value of options granted**

The model inputs for options granted during the year ended 30 June 2007 included:

a) exercise price: $1.00 to $2.20 (2006 – $0.15)
b) grant date: 31 March 2007, 14 April 2007 and 25 May 2007 (2006 – 21 September 2005)
c) expiry date: 31 March 2014, 14 April 2014, 25 May 2010 and 25 May 2014 (2006 – 21 September 2015)
d) share price at grant date: $2.00 (2006 – $0.15)
e) expected price volatility of the company's shares: 60% (2006 – 60%)
f) expected dividend yield: nil% (2006 – nil%)
g) risk-free interest rate: 6.25% (2006 – 5.35%).

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

### d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Options issued under employee option plan | **148,614** | 38,040 | **148,614** | 38,040 |
| Options issued under anti dilution provisions | **76,399** | – | **76,399** | – |
| | **225,013** | 38,040 | **225,013** | 38,040 |

## 31 EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

No significant events have occurred after the balance sheet date which would have a material impact on the financial results of the Group.

In the directors' opinion:

a) the financial statements and notes set out on pages 31 to 67 are in accordance with the Corporations Act 2001, including:
   i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
   ii) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of their performance for the financial year ended on that date; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

c) the audited remuneration disclosures set out on pages 14 to 21 of the directors' report comply with Accounting Standards AASB 124 Related Party Disclosures and the Corporations Regulations 2001.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

Peter C Farrell
**Director**

Sydney, 21 September 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

**Independent auditor's report**

**to the members of QRxPharma Limited**

## Report on the financial report and the AASB 124 Remuneration disclosures contained in the directors' report

We have audited the accompanying financial report of QRxPharma Limited (the company), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both QRxPharma Limited and the QRxPharma Group (the consolidated entity). The consolidated entity comprises the (the company) and the entities it controlled at the year's end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the directors' report. As permitted by the *Corporations Regulations 2001*, the company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "remuneration report" in pages 14 to 21 of the directors' report and not in the financial report.

*Directors' responsibility for the financial report and the AASB 124 Remuneration disclosures contained in the directors' report*

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the company are also responsible for the remuneration disclosures contained in the directors' report.

*Auditor's responsibility*

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

PRICEWATERHOUSECOOPERS

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

*Independence*

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

*Auditor's opinion on the financial report*

In our opinion:

(a) the financial report of QRxPharma Limited is in accordance with the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the consolidated financial statements and notes comply with International Financial Reporting Standards as disclosed in Note 1.

*Auditor's opinion on the AASB 124 Remuneration disclosures contained in the directors' report*

In our opinion, the remuneration disclosures that are contained in pages 14 to 21 of the directors' report comply with Accounting Standard AASB 124.

PricewaterhouseCoopers

PricewaterhouseCoopers

Andrew Sneddon

Andrew Sneddon
Partner

Sydney
21 September 2007

THE SHAREHOLDER INFORMATION SET OUT BELOW WAS APPLICABLE AS AT 18 SEPTEMBER 2007

# A. DISTRIBUTION OF EQUITY SECURITIES

Analysis of numbers of equity security holders by size of holding:

| | SHARES | OPTIONS |
|---|---|---|
| 1 – 1000 | 41 | – |
| 1,001 – 5,000 | 229 | – |
| 5,001 – 10,000 | 161 | – |
| 10,001 – 100,000 | 184 | 6 |
| 100,001 and over | 47 | 10 |
| | 662 | 16 |

There are seven holders of less than a marketable parcel of ordinary shares

# B. EQUITY SECURITY HOLDERS

## Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

| | ORDINARY SHARES | |
|---|---|---|
| NAME | NUMBER HELD | PERCENTAGE OF ISSUED SHARES |
| Dr John Holaday and Holaday Foundation | 7,505,000 | 10.01% |
| Nanyang Financial Services Limited | 5,925,586 | 7.90% |
| HSBC Custody Nominees (Australia) Limited | 5,915,398 | 7.89% |
| Innovation Capital Limited | 5,269,090 | 7.03% |
| Spring Ridge Ventures I, LP | 4,228,673 | 5.64% |
| Uniquest Pty Limited | 4,004,499 | 5.34% |
| National Nominees Limited | 3,469,173 | 4.63% |
| Westscheme Pty Limited | 3,436,338 | 4.58% |
| Dr Gary Pace | 3,190,083 | 4.25% |
| J P Morgan Nominees Australia Limited | 2,821,383 | 3.76% |
| Innovation Capital LLC | 2,713,685 | 3.62% |
| ANZ Nominees Limited | 2,583,910 | 3.45% |
| UIIT Pty Limited | 2,175,338 | 2.90% |
| Innovation Capital QRX Trust | 1,985,586 | 2.65% |
| Ecapital Nominees Pty Limited | 1,812,550 | 2.42% |
| Bacchus Global Assets LLC | 1,380,366 | 1.84% |
| Dr Peter Farrell | 1,145,540 | 1.53% |
| Lynx No1 Pty Limited | 877,853 | 1.17% |
| Citicorp Nominees Pty Limited | 587,882 | 0.78% |
| Innovation Capital QRX II Trust | 574,729 | 0.77% |
| | 61,602,662 | 82.14% |



## B. EQUITY SECURITY HOLDERS (CONTINUED)

### Unquoted equity securities

| | NUMBER ON ISSUE | NUMBER OF HOLDERS |
|---|---|---|
| Options issued under the QRxPharma Limited Employee Share Option Plan and JP Morgan Securities Australia Limited Deed to take up ordinary shares | 5,545,165* | 16** |



* Number of unissued ordinary shares under the options.
** No person holds 20% or more of these securities.



### Escrowed ordinary shares and options

| | NUMBER ON ISSUE |
|---|---|
| The following ordinary shares are subject to voluntary escrow: | |
| For the period through to 25 May 2008 | 10,795,929*** |
| For the period through to 25 May 2009 | 34,229,407**** |
| The following options are subject to ASX escrow only: | |
| For the period through to 25 May 2009 | 2,778,809 |

*** 1,721,942 of these ordinary shares are also subject to ASX escrow for the same period
**** 10,461,317 of these ordinary shares are also subject to ASX escrow for the same period.



## C. SUBSTANTIAL HOLDERS

Substantial holders in the company are set out below:

| Ordinary shares | NUMBER HELD | PERCENTAGE |
|---|---|---|
| Innovation Capital Limited and Innovation Capital LLC | 7,982,775 | 10.65% |
| Dr John W Holaday and Holaday Foundation | 7,505,000 | 10.01% |
| Nanyang Financial Services Limited | 5,925,586 | 7.90% |
| Westpac Banking Corporation | 4,512,544 | 6.02% |
| Spring Ridge Ventures I, LP | 4,228,673 | 5.64% |
| Uniquest Pty Limited | 4,004,499 | 5.34% |
| JP Morgan Chase & Co and its affiliates | 3,770,035 | 5.03% |

## D. VOTING RIGHTS

The voting rights attaching to each class of equity securities are set out below:



a) Ordinary shares
On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

b) Options
No voting rights.

## DIRECTORS

Peter C Farrell PhD, ScD, AM
*Non Executive Chairman*

John W Holaday PhD
*Managing Director and Chief Executive Officer*

R Peter Campbell FCA, FTIA

Gary W Pace PhD

Michael A Quinn MBA

## SECRETARIES

Terrence F Sayer CPA

Chris J Campbell CA

## NOTICE OF ANNUAL GENERAL MEETING

The annual general meeting of QRxPharma Limited will be held on 2 November 2007 at Four Points Hotel, 161 Sussex Street, Sydney, commencing at 10.00am.

## PRINCIPAL REGISTERED OFFICE IN AUSTRALIA

QRxPharma Limited
Suite 4.01
35 Lime Street
Sydney NSW 2000



## SHARE REGISTER

Link Market Services Limited
Level 12
680 George Street
Sydney NSW 2000

## AUDITOR

PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
Sydney NSW 1171

## SOLICITORS

Dibbs Abbott Stillman
Level 8, Angel Place
123 Pitt Street
Sydney NSW 2000

## STOCK EXCHANGE LISTINGS

QRxPharma Limited shares are listed on the Australian Securities Exchange.

Listing Code: QRX

## WEBSITE ADDRESS

www.qrxpharma.com


END